SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO DECEMBER 31 OF 2011 AND 2010

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	**TOTAL ASSETS**	**1,533,344,976**	**100**	**1,395,196,580**	**100**
s02	**CURRENT ASSETS**	**357,470,252**	**23**	**315,910,539**	**23**
s03	CASH AND AVAILABLE INVESTMENTS	117,100,111	8	133,587,079	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	108,534,309	7	73,253,778	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	46,124,360	3	47,633,605	3
s06	INVENTORIES	44,152,462	3	40,518,866	3
s07	OTHER CURRENT ASSETS	41,559,010	3	20,917,211	1
s08	**LONG-TERM**	**12,913,364**	**1**	**11,116,080**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	12,913,364	1	11,116,080	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,152,505,680**	**75**	**1,061,387,901**	**76**
s13	LAND AND BUILDINGS	986,620,013	64	876,132,294	63
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,042,149,501	68	992,768,362	71
s15	OTHER EQUIPMENT	67,136,595	4	61,087,875	4
s16	ACCUMULATED DEPRECIATION	1,079,100,500	70	997,414,572	71
s17	CONSTRUCTION IN PROGRESS	135,700,071	9	128,813,942	9
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**10,455,680**	**1**	**6,782,060**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,727,264,105**	**100**	**1,506,498,691**	**100**
s21	**CURRENT LIABILITIES**	**253,469,902**	**15**	**207,253,628**	**14**
s22	SUPPLIERS	53,313,171	3	43,474,439	3
s23	BANK LOANS	79,801,994	5	73,997,547	5
s24	STOCK MARKET LOANS	30,695,455	2	15,557,070	1
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	65,770,459	4	52,565,900	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	23,888,823	1	21,658,672	1
s27	**LONG-TERM LIABILITIES**	**672,275,110**	**39**	**575,170,797**	**38**
s28	BANK LOANS	191,648,797	11	188,517,136	13
s29	STOCK MARKET LOANS	480,626,313	28	386,653,661	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**3,480,487**	**0**	**691,857**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**798,038,606**	**46**	**723,382,409**	**48**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-193,919,129**	**100**	**-111,302,111**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-193,919,129**	**100**	**-111,302,111**	**100**
s36	**CONTRIBUTED CAPITAL**	**280,787,159**	**-145**	**280,787,159**	**-252**
s79	CAPITAL STOCK	280,787,159	-145	280,787,159	-252
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-474,706,288**	**245**	**-392,089,270**	**352**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-487,968,885	252	-396,485,564	356
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	13,262,597	-7	4,396,294	-4
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION **(Thousand Pesos)** **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	117,100,111	100	133,587,079	100
s46	**CASH**	99,949,603	85	112,866,160	84
s47	AVAILABLE INVESTMENTS	17,150,508	15	20,720,919	16
s07	**OTHER CURRENT ASSETS**	41,559,010	100	20,917,211	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	16,903,030	41	20,917,211	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	**OTHER**	24,655,980	59	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	10,455,680	100	6,782,060	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	**OTHER**	10,455,680	100	6,782,060	100
s19	**OTHER ASSETS**	0	100	0	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	253,469,902	100	207,253,628	100
s52	**FOREIGN CURRENCY LIABILITIES**	90,336,890	36	62,871,561	30
s53	MEXICAN PESOS LIABILITIES	163,133,012	64	144,382,067	70
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	23,888,823	100	21,658,672	100
s88	**DERIVATIVE FINANCIAL INSTRUMENTS**	0	0	0	0
s89	**INTEREST LIABILITIES**	0	0	0	0
s68	**PROVISIONS**	0	0	0	0
s90	**DISCONTINUED OPERATIONS**	0	0	0	0
s58	**OTHER CURRENT LIABILITIES**	23,888,823	100	21,658,672	100
s105	**BENEFITS TO EMPLOYEES**	0	0	0	0
s27	**LONG-TERM LIABILITIES**	672,275,110	100	575,170,797	100
s59	**FOREIGN CURRENCY LIABILITIES**	552,056,397	82	470,530,200	82
s60	**MEXICAN PESOS LIABILITIES**	120,218,713	18	104,640,597	18
s31	**DEFERRED LIABILITIES**	3,480,487	100	691,857	100
s65	**NEGATIVE GOODWILL**	0	0	0	0
s67	**OTHER**	3,480,487	100	691,857	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	798,038,606	100	723,382,409	100
s66	**DEFERRED TAXES**	6,217,833	1	7,215,760	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	731,016,999	92	661,365,065	91
s92	**DISCONTINUED OPERATIONS**	0	0	0	0
s69	OTHER LIABILITIES	60,803,774	8	54,801,584	8
s79	**CAPITAL STOCK**	280,787,159	100	280,787,159	100
s37	**CAPITAL STOCK (NOMINAL)**	280,787,159	100	280,787,159	100
s38	**RESTATEMENT OF CAPITAL STOCK**	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-487,968,885**	**100**	**-396,485,564**	**100**
s93	LEGAL RESERVE	987,535	0	987,535	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-397,473,099	81	-350,945,862	89
s45	NET INCOME FOR THE YEAR	-91,483,321	19	-46,527,237	12
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**13,262,597**	**100**	**4,396,294**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	9,390,437	71	4,628,672	105
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	3,872,160	29	-232,378	-5
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	**WORKING CAPITAL**	**104,000,350**	**108,656,911**
s73	**PENSIONS AND SENIORITY PREMIUMS**	**3,644,372**	**3,110,359**
s74	EXECUTIVES (*)	0	0
s75	**EMPLOYEES (*)**	**150,884**	**147,692**
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	**RESTRICTED CASH**	**0**	**0**
s102	**DEBT OF NON CONSOLIDATED COMPANIES**	**0**	**0**

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2011 AND 2010

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Final Printing**

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,558,428,922**	**100**	**1,282,064,310**	**100**
r02	COST OF SALES	780,625,539	50	631,355,045	49
r03	**GROSS PROFIT**	**777,803,383**	**50**	**650,709,265**	**51**
r04	GENERAL EXPENSES	96,378,058	6	104,252,731	8
r05	**INCOME (LOSS) FROM OPERATION**	**681,425,325**	**44**	**546,456,534**	**43**
r08	OTHER INCOME AND (EXPENSE), NET	195,544,884	13	71,585,528	6
r06	COMPREHENSIVE FINANCING RESULT	-91,641,386	-6	-11,969,338	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-796,398	0	1,540,688	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**784,532,425**	**50**	**607,613,412**	**47**
r10	INCOME TAXES	876,015,746	56	654,140,649	51
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-91,483,321**	**-6**	**-46,527,237**	**-4**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-91,483,321**	**-6**	**-46,527,237**	**-4**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-91,483,321**	**-6**	**-46,527,237**	**-4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,558,428,922**	**100**	**1,282,064,310**	**100**
r21	DOMESTIC	779,197,974	50	683,853,335	53
r22	FOREIGN	779,230,948	50	598,210,975	47
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**195,544,884**	**100**	**71,585,528**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	195,544,884	100	71,585,528	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-91,641,386**	**100**	**-11,969,338**	**100**
r24	INTEREST EXPENSE	62,631,063	-68	74,382,083	-621
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	29,790,300	-33	42,245,411	-353
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-58,800,623	64	20,167,334	-168
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**876,015,746**	**100**	**654,140,649**	**100**
r32	INCOME TAX	877,013,673	100	653,858,009	100
r33	DEFERRED INCOME TAX	-997,927	0	282,640	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,558,428,922	1,282,064,310
r37	TAX RESULT FOR THE YEAR	-91,483,321	-46,527,237
r38	NET SALES (**)	1,558,428,922	1,282,064,310
r39	OPERATING INCOME (**)	681,425,325	546,456,534
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-91,483,321	-46,527,237
r41	NET CONSOLIDATED INCOME (**)	-91,483,321	-46,527,237
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	97,753,019	96,481,781

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2011

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**420,282,826**	**100**	**343,047,424**	**100**
rt02	COST OF SALES	222,474,692	53	180,727,381	53
rt03	**GROSS PROFIT**	**197,808,134**	**47**	**162,320,043**	**47**
rt04	GENERAL EXPENSES	22,567,412	5	29,373,765	9
rt05	**INCOME (LOSS) FROM OPERATION**	**175,240,722**	**42**	**132,946,278**	**39**
rt08	OTHER INCOME AND (EXPENSE), NET	76,103,064	18	12,766,471	4
rt06	COMPREHENSIVE FINANCING RESULT	-29,847,824	-7	-2,345,309	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-1,841,886	0	1,171,536	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**219,654,076**	**52**	**144,538,976**	**42**
rt10	INCOME TAXES	243,479,825	58	169,646,026	49
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-23,825,749**	**-6**	**-25,107,050**	**-7**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-23,825,749**	**-6**	**-25,107,050**	**-7**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-23,825,749**	**-6**	**-25,107,050**	**-7**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	NET SALES	**420,282,826**	**100**	**343,047,424**	**100**
rt21	DOMESTIC	202,331,534	48	176,147,776	51
rt22	FOREIGN	217,951,292	52	166,899,648	49
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**76,103,064**	**100**	**12,766,471**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	76,103,064	100	12,766,471	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-29,847,824**	**100**	**-2,345,309**	**100**
rt24	INTEREST EXPENSE	22,240,573	-75	13,056,176	-557
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	11,655,506	-39	6,408,568	-273
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-19,262,757	65	4,302,299	-183
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**243,479,825**	**100**	**169,646,026**	**100**
rt32	INCOME TAX	243,479,825	100	169,437,928	100
rt33	DEFERRED INCOME TAX	0	0	208,098	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	26,818,573	26,059,528

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** | QUARTER: **04** | YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

AUDITED INFORMATION | **(Thousand Pesos)** | **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	784,532,425	607,613,412
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	101,777,886	119,593,407
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	111,609,271	11,825,223
e05	**CASH FLOW BEFORE INCOME TAX**	997,919,582	739,032,042
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-820,598,931	-572,993,366
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	177,320,651	166,038,676
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-200,168,787	-190,927,538
e09	**FINANCING ACTIVITIES**	-22,848,136	-24,888,862
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	4,193,083	61,016
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-18,655,053	-24,827,846
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	2,168,085	-1,345,391
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	133,587,079	159,760,316
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	117,100,111	133,587,079

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS **STATE OF CASH FLOW (INDIRECT METHOD)** **Final Printing**

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION **(Thousand Pesos)** **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	101,777,886	119,593,407
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	97,753,019	96,481,781
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	-11,689,832	9,958,603
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	796,398	-1,540,688
e22	(-)DIVIDENDS RECEIVED	-599,907	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	15,518,208	14,693,711
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	111,609,271	11,825,223
e25	+ACCRUED INTEREST	34,830,543	39,703,900
e26	+ (-) OTHER ITEMS	76,778,728	-27,878,677
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-820,598,931	-572,993,366
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-33,180,442	3,960,379
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-3,633,596	-2,069,852
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-3,673,619	-1,795,472
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	9,838,731	-19,803,272
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	72,861,182	96,742,900
e32	+ (-) INCOME TAXES PAID OR RETURNED	-862,811,187	-650,028,049
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-200,168,787	-190,927,538
e33	-PERMANENT INVESTMENT IN SHARES	-20,783,820	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-175,849,686	-184,584,476
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	599,907	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	-4,135,188	-6,343,062
e10	**NET CASH FROM FINANCING ACTIVITIES**	4,193,083	61,016
e45	+BANK FINANCING	116,992,343	78,251,104
e46	+STOCK MARKET FINANCING	72,700,675	157,630,829
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-144,100,031	-116,810,313
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-8,018,814	-80,288,145
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	122
e55	-INTEREST EXPENSE	-33,381,090	-38,722,581
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL						
			ACCUMULATED (LOSSES) EARNINGS OR		ACCUMULATED COMPREHENSIVE RESULT				
	CAPITAL STOCK	PREMIUM ON ISSUANCE OF SHARES	RESERVES	EARNINGS (LOSSES) TO APPLY	RETAM AND ISR DEFFERED	OTHER COMPREHENSIVE RESULT	MAJORITY INTEREST	MINORITY INVESTMENT	STOCKHOLDERS EQUITY
BALANCE AT 31 DECEMBER OF 2009	**278,344,640**	**0**	**987,535**	**-256,576,016**	**0**	**-88,050,244**	**-65,294,085**	**0**	**-65,294,085**
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	-94,369,846	0	94,369,846	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE CAPITAL	2,442,519	0	0	0	0	0	2,442,519	0	2,442,519
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	0	0	0	-48,450,545	-48,450,545	0	-48,450,545
BALANCE AT 31 DECEMBER OF 2010	**280,787,159**	**0**	**987,535**	**-350,945,862**	**0**	**-42,130,943**	**-111,302,111**	**0**	**-111,302,111**
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	0	0	0	0	0	0
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	-46,527,237	0	46,527,237	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	0	0	0	-82,617,018	-82,617,018	0	-82,617,018
BALANCE AT 31 DECEMBER OF 2011	**280,787,159**	**0**	**987,535**	**-397,473,099**	**0**	**-78,220,724**	**-193,919,129**	**0**	**-193,919,129**

(*) INCLUDES EARNED AND RECYCLED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-5.87	%	-3.63	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	47.18	%	41.80	%
p03	NET INCOME TO TOTAL ASSETS (**)	-5.97	%	-3.33	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.02	times	0.92	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.35	times	1.21	times
p08	INVENTORIES TURNOVER (**)	17.68	times	15.58	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	18	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.29	%	0.87	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	112.65	%	107.98	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-8.91	times	-13.54	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.19	%	35.41	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	58.33	%	54.19	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	10.88	times	7.35	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.85	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.52	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.24	times	1.33	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.21	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	46.20	%	64.46	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

April 2, 2012

Analysis and Review on the Administration of the Operations and Financial Results of the Company

Fourth Quarter 2011 Summary

Total sales amounted to $ 420.3 billion, continuing to show an upward trend due to international prices of hydrocarbons and to our stable production platform.

Crude oil production remained above 2.5 MMbd.

EBITDA, a proxy of cash flow, recorded an increase of 47.0% due to increased revenues.

Taxes paid increased 43.5%, amounting to $243.5 billion (U.S.$17.4 billion).

During the fourth quarter, PEMEX recorded a net loss of $23.8 billion, as a result of a negative comprehensive financing result of $29.8 billion, caused by the depreciation of the Mexican peso against the U.S. dollar, as well as taxes and duties, which represented 58% of total revenues.

2011 Summary

Total sales amounted to $1,558.4 billion.

Crude oil production remained above 2.5 MMbd.

EBITDA, recorded an increase of 29.7% due to increased revenues.

Taxes paid increased 33.9%, amounting to $876.0 billion (U.S.$62.6 billion).

During 2011, PEMEX recorded a net loss of $ 91.5 billion (U.S.$6.5 billion), as a result of an increase in taxes and duties of $ 221.9 billion, as well as from an increase in negative comprehensive financing result of $ 91.6 billion.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the fourth quarter, sales revenues increased by 22.5% primarily as a result of:

- an increase of 34.3% in the average price of the Mexican crude oil basket, from U.S.$77.8 per barrel in the fourth quarter of 2010, to U.S.$104.4 per barrel in the same period of 2011. This was partially offset by a 10.5% decrease in the volume of crude oil exports, which recorded an average volume of 1,339 Mbd during the quarter;
- an increase of 20.0% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.₵218.62 per gallon to U.S.₵262.27; and
- higher prices for domestic products sold were recorded, including gasoline (Magna 11.7%, Premium 5.2%), diesel (11.2%), fuel oil (38%), jet fuel (39.7%) and asphalt (38.2%). Additionally, increases in sales volumes of the following products were recorded: premium gasoline (13.1%), fuel oil (21.6%) and jet fuel (12.5%).

During 2011, total revenues from sales and services, increased by 21.6% to $ 1,558.4 billion (U.S.$ 111.4 billion) as compared to 2010.

Domestic Sales

Domestic sales increased by 14.9%, amounting to $ 202.3 billion (U.S.$ 14.5 billion) in the fourth quarter of 2011.

From January 1 to December 31, 2011, total domestic sales increased by 13.9% to $ 779.2 billion (U.S.$ 55.7 billion) due to higher prices in domestic products sold such as gasoline, diesel, fuel oil, jet fuel, and asphalt, primarily.

Exports

During the fourth quarter of 2011, export sales increased by 30.1%, to $ 215.8 billion (U.S.$ 15.4 billion) as compared to 2010.

Total exports for 2011 increased by 30.4% to $773.0 billion (U.S.$ 55.2 billion) as compared to 2010. The $ 180.1 billion variation (30.4%), was primarily due to higher prices of the Mexican crude oil basket in the international markets. The average price per barrel was of US$ 100.92 in 2011, as compared to U.S.$ 72.07 in 2010.

Cost of Sales

Cost of sales, during the fourth quarter of 2011, increased by 23.1% to $ 222.5 billion, as compared to the same period of 2010. The increase in cost of sales is primarily due to:

- a 30.3% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;
- an increase of 49.5% in operating expenses mainly due to increases in the costs of personal services, materials, auxiliary services payable to third parties, and other rental expenses. These increased expenses were partially offset by decreases in fees paid to third parties and payroll taxes; and
- a 14.8% increase in exploration expenses, as well as a 49.0% increase in preservation and maintenance expenses.

The previous was partially offset by decreases of 7.2% in amortization expense, and 35.4% in the net cost of employee benefits during the period.

General expenses, which are composed of distribution expenses and administrative expenses, decreased by 23.2%. In this sense, distribution expenses decreased by 26.0%, due to decreases in operating expenses, preservation and maintenance expenses and in the net cost of employee benefits during the period. In addition, administrative expenses decreased by 21.8%, due to a 41.7% decrease in the net cost for the period of employee benefits, and a 13.2% decrease in operating expenses.

From January 1, 2011 to December 31, 2011 cost of sales increased by 23.6%, primarily as a result of:

- a 41.5% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;
- an 18.1% increase in exploration expenses, as well as a 35.2% increase in preservation and maintenance expenses;
- a 23.8% increase in operating expenses, due to increases in the costs of personal services, materials, auxiliary services payable to third parties, freights and insurance, and guarantee letters. These increased expenses were partially offset by an 89% decrease in fees paid to third parties.

The previous was partially offset by decreases of 1.8% in amortization expenses, and of 10.4% in the net cost of employee benefits during the period.

Also during 2011, general expenses, which are composed of distribution expenses and administrative expenses, decreased by 7.6%.

Distribution expenses decreased by 5.8%, due to:

- a 12.0% decrease in the net cost for the period of employee benefits; and
- a 1.9% decrease in operating expenses, as a result of decreases in fees paid to third parties, freights charges, and leases.

Administrative expenses decreased by 8.4% due to:

- an 8.5% decrease in the net cost for the period of employee benefits; and
- a 9.2% decrease in medical services, fees paid to third parties, travel expenses, insurance, and guarantee letters. These were partially offset by an increase in depreciation expenses.

Other Revenue (Expenses)

The 496.1% increase recorded in other revenues during the fourth quarter of 2011 is primarily due to a 243.8% increase in the IEPS credit.

Additionally during 2011, other revenues recorded an increase of 173.2% as compared to 2010. This was primarily as a result of an increase in the accrued amount of IEPS credit of 143.1%

Comprehensive Financing Result

The comprehensive financing result recorded a negative variation of $ 27.5 billion, as compared to the same quarter of 2010, as a result of:

- higher interest expenses, as a result of the financial instruments valuation; and
- an increase in exchange loss, due to a depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during the same period of the previous year.

From January 1, 2011 to December 31, 2011, the comprehensive financing result recorded a negative result of $ 79.7 billion due to:

- higher interest expenses, as a result of the financial instruments valuation; and
- an increase in exchange loss, due to a depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during 2010, from $12.36 to $13.99 per dollar.

Net Income

During the fourth quarter of 2011, PEMEX recorded a net loss of $ 23.8 billion (U.S. $1.7 billion), as compared to the same period in 2010, primarily as a negative outcome of the comprehensive financial result which was negative by $29.8 billion and an increase of $73.8 billion in taxes and duties. These were partially offset by the increase in sales and other revenues.

During 2011, PEMEX recorded a net loss of $91.5 billion (U.S. $6.5 billion), due to an increase in taxes and duties which recorded $221.9 billion, and as a result of the negative comprehensive financing result of $ 91.6 billion. The net loss was partially offset by the increase in total sales and other revenues.

Current Assets

As of December 31, 2011, current assets increased by 13.2% as compared to December 31, 2010, amounting $357.5 billion. The $41.6 billion increase recorded, is primarily due to a 27.9% increase in account receivables, which was partially offset by a 19.2% decrease in derivative financial instruments.

Property, plant and equipment

Property, plant and equipment increased by 8.6%, amounting to $ 1,152.5 billion, as compared to December 31, 2010.

Current Liabilities

Current liabilities increased by 22.3% as compared to December 31, 2010, totaling $ 253.5 billion, primarily due to an increase of $20.9 billion in short term debt; a $13.2 billion increase in taxes and duties payable; an increase of $9.8 billion in suppliers and a $2.2 billion increase in accounts and accrued expenses payable.

Equity

As of December 31, 2011, PEMEX recorded negative equity totaling $ 193.9 billion, as compared to negative equity of $111.3 billion as of December 31, 2010. It is worth noting that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

<u>OPERATING RESULTS OF THE FOURTH QUARTER OF 2011</u>

Crude Oil Production

Crude oil production recorded 2,547 Mbd, a 0.2% decrease as compared to the same quarter of the previous year as a result of:

- delays in the completion of wells at Cantarell due to the fact that contracting of drilling equipment ran behind schedule, as a result of longer tender processes and market conditions variations;
- A natural decline in production at the Crudo Ligero Marino and Cantarell projects in the Southwestern Marine Region and Northeastern Marine Region, respectively.

The previous was partially offset by an increase in production of approximately 17 Mbd from the Aceite Terciario del Golfo (ATG) project. This increase is primarily explained by the start of operations of new wells, and by the measures taken towards maintaining production. Light crude oil production also increased, as a result of the completion and repair of wells in the Yaxché and Och-Uech-Kax projects in the Southwestern Marine Region and in the Ogarrio-Magallanes project in the Southern Region.

In 2011, PEMEX's strategy consisted of expanding its productive assets, and stabilizing or increasing production from its current assets. During the year, several events adversely affected production, some of them in consequence of bad weather conditions, and others due to unplanned downtimes of plants.

Crude oil production amounted to 2,550 Mbd, a decrease of 26 Mbd as compared to 2010, due to:

- maintenance works carried out at the Yuum K'ak' Naab floating production storage and offloading (FPSO) vessel;
- the unfavorable weather conditions caused by Tropical Storm "Nate";
- delays in completion of wells at Cantarell, due to delays in the contracting of drilling rigs as a result of longer tender processes;
- temporary downtimes at the Cantarell nitrogen plant, which supplies nitrogen to several projects to maintain the fields' pressure.
- the natural decline of fields in the following projects: Antonio J. Bermúdez and Jujo-Tecominoacán in the Southern Region, as well as Cantarell in the Northeastern Marine Region; and
- an advance of the oil-gas contact zone at the Ixtal-Manik and Caan projects in the Southeastern Marine Region.

The previous was partially offset by production increases from the following projects: Yaxche, Delta del Grijalva, Ogarrio Magallanes and ATG.

Natural Gas Production

Total natural gas production decreased by 9.1% (does not include nitrogen) primarily as a result of:

- a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz Assets of the Northern Region, in response to lower natural gas prices in the U.S. market; and
- a decrease in associated gas production, due to pressure maintenance strategies implemented at the Antonio J. Bermúdez and Jujo-Tecominoacán projects in the Southern Region, and to a natural decline in production at the Caan and Cantarell projects in the Southwestern Marine Region and Northeastern Marine Region, respectively.

This decrease was partially offset by an increase in associated gas production at the Litoral de Tabasco Asset in the Southwestern Marine Region, and at the ATG Asset in the Northern Region.

During 2011, natural gas production recorded a 6.7% decrease (does not include nitrogen), amounting to 5,913 MMcfd, primarily due to:

- lower production at the Burgos and Veracruz assets in the Northern Region, as a result of a programmed reduction in drilling activities and completion of wells, due to current market conditions—in great part caused by the downward trend observed in natural gas prices in the United States market; and
- a decrease in associated gas production at the Antonio J. Bermudez project and the Cantarell Asset, as a result of the field's administration.

Gas Flaring

During the fourth quarter of 2011, gas flaring decreased by 62.1%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation of strategies to strengthen operational reliability; and
- the implementation of strategies at Cantarell to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was above 97% during the fourth quarter of 2011.

During 2011, gas flaring decreased by 40.8% to 249 MMcfd, due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the establishment of strategies to strengthen operational reliability; and
- the implementation of strategies at Cantarell to optimize the exploitation of wells with high gas content.

As a result of these activities, in 2011, the natural gas use as a percentage of production reached 95.8%

Crude Oil Processing

Crude oil processing increased by 11.8%, during the fourth quarter of 2011, as a result of the recovery of capacity that had been temporarily suspended due to the incident at the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

PEMEX's usage of its primary distillation capacity increased by 2.7 percentage points, from 69.1% to 71.8% of its total capacity.

During the fourth quarter of 2011, PEMEX's National Refining System recorded a negative variable refining margin of U.S.$2.64 per barrel, U.S.$3.33 per barrel below the margin recorded during the fourth quarter of 2010. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets due to current political and social unrest, as well as macroeconomic factors.

Total crude oil processing during 2011 amounted to 1,167 Mbd, a 1.5% decrease as compared to 2010, primarily as a result of maintenance projects in the National Refining System and power outages, which caused downtimes and delays in the processing.

During 2011, the National Refining System recorded a negative variable refining margin of U.S.$0.09 per barrel by year-end, as compared with U.S.$-0.21 per barrel recorded by year-end 2011, in response to better operating and market conditions

Production of Petroleum Products

Petroleum products production increased by 6.9%, or 85 Mbd during the fourth quarter 2011, due to an increase in production of gasoline, diesel and jet fuel.

During 2011, total petroleum production decreased by 3.3%, to 1,316 Mbd.

Natural Gas Processed

During the last quarter of 2011, dry gas production increased by 3.6%, due to a 2.9% increase in natural gas processing in response to the greater availability of sweet wet gas.

Condensates processing increased by 2.0%, due to increased production from the Marine Regions. Nevertheless, natural gas liquids production declined by 1.1%, due to maintenance works at the Cryogenic Plant II at the Ciudad Pemex Gas Processing Center and to the lower content of propane in wet gas.

Total natural gas processing for 2011, recorded an increase of 1.2%, reaching a total of 4,527 MMcfd. This increase is primarily due to greater availability of sweet and sour wet gas, mostly from fields in the Northern and Southern Regions, respectively. At the same time, condensates processing increased by 7.4% due to increased production from the Marine and Northern Regions.

As a result, dry gas and natural gas liquids production increased by 2.0% and 1.5%, respectively, as compared to 2010.

Petrochemicals Production

Petrochemical products production decreased by 8.6%, in line with the PEMEX's strategy of channeling production into the most profitable chains. Accordingly:

- production in the aromatics and derivatives chain decreased as a result of a reduction in the gasoline component used in manufacturing, in response to increased input costs;
- production of the propylene and derivatives chain decreased due to a lower demand for these products;
- production in the methane derivatives chain recorded a decrease of 17.0%, due to lower production of ammonia and carbon dioxide as a result of higher inventories; and
- production in the ethane derivatives chain increased 6.4% due to the resumption of regular operations as compared to the fourth quarter of 2010.

During 2011, the production of petrochemical products amounted to 5,583 Mt, an 8.8% decrease as compared to 2010, in line with the company's strategy of channeling production into the most profitable chains, as well as from maintenance in the ethylene and vinyl chloride plants at the Morelos Petrochemical Complex and unplanned downtimes in the acrylonitrile plant at the same complex.

The aromatics and derivatives chain production decreased as a result of a reduction of the gasoline component in manufacturing, in response to increased input costs. The propylene and derivatives chain production decreased due to a decline in demand for these products; and finally, as a result of the maintenance activities previously mentioned, the ethane derivatives chain also recorded a decrease in production.

The decline in total production of petrochemical products was partially offset by an increase in the methane derivatives chain of 5.4%, due to greater outputs of methanol.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of December 31, 2011, PEMEX had negative equity totaling $ 193.9 billion, as compared to negative equity of $ 111.3 billion recorded as of December 31, 2010. It is of importance that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

During 2011, there were no capitalized payments to the equity of Petróleos Mexicanos, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

On December 22, 2011, Petróleos Mexicanos signed a four-year revolving credit line for $ 10 billion.

As of December 31, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.25 billion which are completely available to PEMEX.

Debt

	Balance as of December 31 (billion pesos)	
	2010	2011
Short-term	$89.6	$110.5
Long-term	$575.1	$672.3
Total debt	$664.7	$782.8

The following are the main financing activities carried out during 2011:

Capital Markets

a) On March 15, 2011, Petróleos Mexicanos issued $ 10.0 billion of Certificados Bursátiles (publicly traded notes) which mature on March 8, 2016, at 28 days floating TIIE rate plus 21 basis points.
b) On May 25, 2011, Petróleos Mexicanos issued U.S.$1.25 billion of its 6.50% Notes paid semi-annually and due on June 2041. The proceeds from this transaction were received on June 2, 2011.
c) On July 20, 2011, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes paid semi-annually and due in January 2021, which were issued in July 2010. The proceeds from this transaction were received on July 26, 2011.
d) On September 27, 2011, Petróleos Mexicanos issued $ 10.0 billion of Certificados Bursátiles (publicly traded notes) in two tranches:
    1) $ 7.0 billion due in 2017, at TIIE + 24 basis points; and
    2) the equivalent of approximately $ 3.0 billion, denominated in UDIs (Investment Units) due in 2021, at a 3.55% semi-annual fixed coupon.
e) On October 12, 2011, Petróleos Mexicanos reopened U.S.$1.25 billion of its 6.50% Bonds paid semi-annually and due in June 2041, which were issued in May 2011. The proceeds from this transaction were received on October 18, 2011.
f) On December 7, 2011, Petróleos Mexicanos issued $ 10.0 billion of its 7.65% Notes paid semi-annually and due on November 2021, Ps. 7.0 million of which were issued through a GDN (Global Depositary Note).
g) On January 17, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes paid semi-annually and due on January 2022. The proceeds from this transaction were received on January 24, 2012.

ECAs

- During the fourth quarter of 2011, Petróleos Mexicanos borrowed U.S.$1.0 billion from a credit line guaranteed by the Export Credit Agencies (ECAs).
- On September 23, 2011, Petróleos Mexicanos borrowed U.S.$0.8 billion from a credit line guaranteed by the Norway GIEK Export Credit Agency.

Bank Loans

- On December 29, 2011, Petróleos Mexicanos obtained a U.S.$200 million bank loan which matures in December 2016.
- On December 29, 2011, Petróleos Mexicanos obtained Ps. 3.5 billion from a Ps. 7.0 billion credit line which matures in December 2016.

Others

During the fourth quarter of 2011, Petróleos Mexicanos obtained U.S.$359.4 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin

Investment in Shares

PEMEX has been a partner of Repsol since 1979. After an invitation extended by the Spanish government PEMEX acquired shares from Petróleos del Norte (Petronor) with the purpose of establishing a strategic collaborative relationship between the two companies.

On August 29, 2011, PEMEX and Sacyr Vallehermoso, Repsol's largest shareholder, signed a Shareholder's Agreement to syndicate their voting rights on important decisions taken regarding Repsol.

Under this agreement, PMI Holdings B.V., a wholly-owned subsidiary of Petróleos Mexicanos, purchased in the open market a total of 57,204,240 shares of Repsol YPF, S.A., which represented 4.686% of the company. With this acquisition PEMEX increased its economic and voting rights in Repsol YPF, S.A. from 4.806% to 9.492%.

On December 20, 2011, PEMEX received an intention letter from Sacyr Vallehermoso to early terminate the shareholders' agreement signed by both parties, due to Sacyr's need to restructure its shareholder position in Repsol in order to refinance its debt.

On January 6, 2012, PEMEX's Board of Directors unanimously recommended, with the favorable opinion of the Strategy and Investment Committee the following:

- Continue to normalize relations with the rest of Repsol's shareholders and with its management.
- Hold meetings with Repsol, so that if a favorable agreement towards PEMEX's interest is reached, then long-term collaboration agreements that grant benefits to both companies can be established.
- Decide on PEMEX's optimal shareholder position in Repsol.
- Additionally, the relevant committees of the Board will be kept informed by the chairpersons of the Strategy and Investment Committee and the Audit and Performance Evaluation Committee.

As a result, on January 25, 2012, PEMEX announced that a Memorandum of Understanding had been reached with Repsol. The agreement established the following terms:

- It shall be based on the principles of reciprocity, mutual benefit and collaboration, long term commitment and non-exclusivity.
- It shall comprise the Upstream business areas in America, and the Downstream business areas in America, Spain and Portugal.
- Within the constitutional and legal framework that regulates the hydrocarbons sector in Mexico, Pemex shall count on Repsol as an ally to evaluate and promote any business opportunity that may be of mutual interest.
- A Strategic Committee, Upstream Committee, as well as a Downstream Committee will be formed. Each one will count with equal representation from Pemex and Repsol, and will have an advisory and informational role.
- PEMEX reaffirms its shareholder position in Repsol, which shall not decrease below 5% nor exceed 10%.
- The strategic industrial alliance will have an initial term of 10 years.

The formal agreement will be submitted for consideration to PEMEX and Repsol's Board of Directors, in compliance with the company's internal regulations.

Cash flows from operating activities, financing and investment

As of December 31, 2011, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $ 173.4 billion, as compared to $ 160.1 billion in 2010. Cash and cash equivalents totaled $ 117.1 billion, compared to $ 133.6 billion in the same period of 2010.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develop investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale
Long Term

Fitch: AA(mex)
Standard and Poor's: mxAA-
Moody's: AAmx

International Scale
Long Term

Fitch: BBB
Standard and Poor's: BBB
Moody's: Baa1

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de Mexico. Foreign exchange transactions, by volume, are performed with the Banco de Mexico.
Petróleos Mexicanos invariably seeks funds in which investments are classified by the Bank of Mexico with liquidity ratio and, in turn, comply with various provisions that govern its operation.

Cash and cash equivalents currencies
Petróleos Mexicanos's cash and cash equivalents relies primarily in pesos and dollars, since it comes from the sales of its products, whether domestic or international. In the same way Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately Ps. 4.6 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of the date of this report, a resolution is still pending.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately Ps. 1.5 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of the date of this report, a resolution is still pending.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

NOTES TO THE CONSOLIDATED AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

(Figures stated in thousands of Mexican pesos, except as noted)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 1—APPROVAL:

On March 16, 2012, the consolidated financial statements under *Normas de Información Financiera Mexicanas* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIFs") and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the "Board"), where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined below) and the Subsidiary Companies (as defined below) are referred to collectively herein as "PEMEX."

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("PEP");
- Pemex-Refinación ("PR");
- Pemex-Gas y Petroquímica Básica ("PGPB"); and
- Pemex-Petroquímica ("PPQ").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by PPQ.

The principal objectives of the Subsidiary Entities are as follows:

I. PEP explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. PR refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. PGPB processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. PPQ engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In September 2009, new regulations to the Regulations to the Petróleos Mexicanos Law and to the *Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulations to the Regulatory Law, or the "Regulations") were published. They regulate the application of the Petróleos Mexicanos Law and the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

In addition, on September 4, 2009, the Board approved the *Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was amended effective August 10, 2010, August 3, 2011 and February 24, 2012.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The "Subsidiary Companies" are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(b)).

"Non-consolidated subsidiary companies and affiliates," as used herein, means (a) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment or does not have effective control (see Note 3(k)).

(Continued)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refer to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation and "Canadian dollars" or "CAD" refers to the legal currency of Canada. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX.

Because PEMEX is an industrial entity, and in accordance with FRS B-3 "Statement of Operations," PEMEX classifies ordinary costs and expenses based on their function in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a) Effects of inflation on the financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the statement of financial position date, and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) determined by the *Instituto Nacional de Estadística y Geografía* (National Institute of Statistics and Geography, or "INEGI") and published by *Banco de México*. Cumulative inflation for the last three years, including the reporting year, and the indices used in calculating inflation, are as follows:

(Figures stated in thousands)

		Inflation	
December 31,	NCPI[(1)]	For the year	3-year accumulated
2011	103.551	3.82%	12.26%
2010	99.742	4.40%	15.19%
2009	95.536	3.57%	14.48%

(1) In 2011, the base year for the calculation of NCPI was changed by INEGI, which recalculated the NCPI figures for 2011 and prior years to reflect the change in base year. This change did not affect previously reported inflation.

(b) Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the financial statements of the Subsidiary Entities and the Subsidiary Companies as of December 31, 2011 and 2010.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")[(3)]; P.M.I. Trading, Ltd. ("PMI Trading")[(3)]; P.M.I. Holdings North America, Inc. ("PMI HNA")[(3)]; P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")[(3)]; P.M.I. Holdings, B.V. ("PMI HBV")[(3)]; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")[(3)]; Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar")[(3)]; P.M.I. Services, B.V. ("PMI SHO")[(3)]; Pemex Internacional España, S.A. ("PMI SES")[(3)]; Pemex Services Europe, Ltd. ("PMI SUK")[(3)]; P.M.I. Services North America, Inc. ("PMI SUS")[(3)]; Mex Gas International, Ltd. ("MGAS"); Pemex Finance, Ltd. (FIN); the Master Trust (MT)[(1)]; Fideicomiso F/163 (MTN)[(1)] and RepCon Lux[(2)].

(1) The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. During 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the financial statements of PEMEX as of December 31, 2011.

(2) The financial information of RepCon Lux was consolidated in the financial statements of PEMEX until July 28, 2009, when RepCon Lux was formally liquidated.

(3) Member company of the "PMI Group."

(c) Translation of foreign currency financial statements

The financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate and/or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the information comes from a non-inflationary or an inflationary economic environment.

(d) Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency.

(e) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, which are cash and cash equivalents that have certain limits on their use. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result ("CFR").

(f) Accounts, notes receivable and other

Accounts receivable at December 31, 2011 and 2010 are reported at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula (see Note 7). PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale (see Note 3(ab)(i)).

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Investment securities

Investment securities include both debt and equity securities and are classified as held-to-maturity securities, trading securities or available-for-sale securities. The classification of a

(Continued)

particular investment is based on the intent of PEMEX's management as to the length of time it will hold each investment. Each type of security is initially recorded at its acquisition cost and accounted for as follows:

(i) Held-to-maturity investments are those investments that the company has the intent and ability to hold to maturity and are recorded at amortized cost. The amortization of premiums or discounts is included in the effective interest rate, which is used to record the interest income derived from these instruments. Any losses on the book value attributable to a decline in credit quality of the issuer are recorded in the statement of operations.

(ii) Trading securities are those instruments that are bought and held by the company for the purpose of selling them in the near term. Trading securities are recorded at fair market value, which corresponds to the price an entity would realize if it were to sell an asset, or the price it would pay to relieve a liability, in a current arm's length transaction between knowledgeable and willing parties. Any gains or losses due to changes in fair market value of a trading instrument are recorded as gains or losses in the statement of operations.

(iii) Available-for-sale securities are those debt or equity investments that are not classified as a held-to-maturity or trading securities. Available-for-sale securities are recorded at fair market value. Any changes in the fair market value of these instruments are recognized in the comprehensive result component of equity. Interest income realized from debt instruments categorized as available-for-sale is recorded in the statement of operations.

(i) Derivative financial instruments and hedging operations

As of December 31, 2011 and 2010, the derivative financial instruments ("DFIs") for trading and hedging purposes which were recognized in the statement of financial position were recorded at their fair value, in accordance with the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities" (see Note 12). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are formally designated and that qualify as hedges are recorded using cash flow or fair value hedge accounting.

(j) Financial instruments with characteristics of liability, equity or both

Financial instruments entered into by PEMEX with characteristics of liability, equity or both, are recorded at the time they are created as a liability at fair value, as equity or as both, depending on their components.

Initial costs incurred in connection with these instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the

(Continued)

components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is recorded in equity.

(k) Permanent investments in shares of non-consolidated subsidiary companies, affiliates and others

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the financial statements of the issuing companies as of December 31, 2011 and 2010. Certain non-consolidated subsidiary companies and affiliates were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method (see Note 9).

(l) Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. See Notes 3(m) and 10.

In accordance with the FRS D-6, "Capitalization of Comprehensive Financing Result," during the construction period, the CFR associated with acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments.

In 2011, due to the particular characteristics of the Burgos fields, the amortization guidelines for those fields were modified to adjust total reserves by a factor corresponding to the probability of success of the wells.

(Figures stated in thousands)

The annual depreciation rates used by PEMEX are as follows:

	%	Years
Plants and drilling equipment	3-5	33-20
Offshore platforms and pipelines	4	25
Buildings	3	33
Furniture, fixtures, software and computers	10-25	10-4
Transportation equipment	4-20	25-5

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Notes 3(o) and 10).

(m) Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) "Extractive Activities—Oil and Gas" issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future, or (b) proved reserves are identified within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

(n) Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The costs and obligations related to the retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned (see Note 3(ab)).

(o) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal." PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations to recognize the asset at its recoverable amount (see Note 10).

(p) Reserve for abandonment cost of wells

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized at the end of each period. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well's value, and amortized according to its useful life (see Note 10(c)).

(q) Leases

In accordance with Bulletin D-5, "Leases," as amended in 2011, PEMEX classifies as capital leases all those leases where PEMEX assumes substantially all of the risks and benefits of the leased property, whether or not there is a transfer of title. All other leases are considered to be operating leases.

In addition, in accordance with IFRIC 4, "Determining Whether an Arrangement Contains a Lease," issued by the IFRS Interpretations Committee, PEMEX assesses at the execution date of any contract whether such contract relates to or contains a lease.

(Continued)

(r) Other assets

Other assets mainly include advance payments, long term receivables, intangible assets and other deferred assets, which are recorded at acquisition or carrying value. Amortization of intangible assets is calculated using the straight-line method.

(s) Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, a liability is recognized when the cost is probable and reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as costs. The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable cost estimate (see Note 17(a)).

(t) Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year, as part of the cost of sales and/or general expenses, as appropriate. The valuations of accumulated benefits are based on actuarial valuations performed by independent experts using the projected unit-credit method (see Note 13).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:

  i. Initial transition liability and salary increases due to promotions, over a maximum of five years.

  ii. Plan amendments and actuarial gains and losses for the period, over the employees' average remaining years of employment.

- Termination benefits:

  i. Initial transition liability and plan amendments, over a maximum of five years.

  ii. Salary increases due to promotions, over a maximum of one year.

  iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2011, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 10 years.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities. PEMEX's employee benefits obligations are included in these consolidated financial statements.

(u) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU") (see Note 20).

Deferred taxes are recorded based on the assets and liabilities method with a comprehensive approach, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Tax on Income to the temporary differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements (see Note 20(k) and (m)).

(v) Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold (see Note 20(j)).

(w) Comprehensive loss

Comprehensive loss represents the sum of the net (loss) gain for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions (see Note 14).

(Continued)

(x) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 17).

(y) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery. Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(z) Comprehensive financing result ("CFR")

CFR includes interest income and expense, foreign exchange gains and losses and the valuation effects of financial instruments, minus any portion of the comprehensive financing result that is capitalized (see Note 12).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the date of the consolidated statement of financial position. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(aa) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(ab) Accounting changes

The new FRS and the interpretations and improvements mentioned below, issued by the *Consejo Mexicano de Normas de Información Financiera* (the Mexican Board of Financial

Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2011, with the respective prospective or retrospective application noted in each case.

(i) **Accounting changes** — In December 2010, the CINIF issued the following revisions to FRS, which supersede the previous rules in each case:

FRS B-5, "Segment Financial Information"—FRS B-5 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, "Segment financial information," which it supersedes, include the following:

- The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

- FRS B-5 does not require that the entity's business areas be subject to different risks to qualify as operating segments.

- Business areas in the pre-operating stage may be classified as operating segments.

- FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

- Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

The adoption of this new FRS affected the presentation of PEMEX's segment information, but did not have any material effects for accounting purposes (see Note 19).

FRS B-9, "Interim Financial Reporting"—FRS B-9 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9 – "Interim financial reporting," which it supersedes, include the following:

- FRS B-9 requires that the interim financial information, in addition to the statement of financial position and statement of operations, include a comparative and condensed statement of stockholders' equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

- FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the statement of financial position, compared also to such financial statement at the immediately preceding year-end date.

- New terminology is included and defined.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX's audited year-end financial statements.

FRS C-4, "Inventories"—FRS C-4 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4, "Inventories," and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the statement of financial position, as well as rules for the valuation of the inventories of service providers. The principal changes are as follows:

- Direct costing may not be used to value inventory; absorption costing must be used instead.

- If inventory cost is higher than net realizable value, cost must be adjusted to equal net realizable value.

- For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit terms and the amount paid must be recognized as financial cost during the financing period and is not considered as part of inventory cost.

- Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

- Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

(Continued)

(Figures stated in thousands)

The financial statements for 2010 were retrospectively adjusted as follows: to recognize the effect of the change in the method of inventory valuation from direct costing to absorption costing.

	As of December 31, 2010		
	Previously reported amounts	**Accounting changes**	**Adjusted amounts**
Statement of financial position			
Inventories (Note 7)	Ps. 38,037,560	Ps. 2,481,306	Ps. 40,518,866
Accumulated losses from prior years	(352,491,797)	1,545,935	(350,945,862)
Net (loss) for the year	(47,462,608)	935,371	(46,527,237)
Statement of Operations			
Cost of sales	632,290,416	(935,371)	631,355,045

	As of January 1, 2010		
	Previously reported amounts	**Accounting changes**	**Adjusted amounts**
Statement of financial position			
Inventories (Note 7)	Ps. 36,903,080	Ps. 1,545,935	Ps. 38,449,015
Accumulated losses from prior years	(257,829,779)	1,253,763	(256,576,016)
Net (loss) for the year	(94,662,018)	292,172	(94,369,846)
Statement of Operations			
Cost of sales	561,134,955	(292,172)	560,842,783

FRS C-5, "Prepayments and other assets"—FRS C-5 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5, "Prepayments," and includes primarily the following changes:

- Advances for the purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments if the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

- When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the statement of operations. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded in the statement of operations for the related future period.

- Among other things, the following must be disclosed in the notes to the financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, and any relevant reversal of impairments.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX's financial statements.

FRS C-6, "Property, Plant and Equipment"—FRS C-6 took effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which is effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, "Property, Plant and Equipment," which it supersedes, include the following:

- Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

- The treatment of asset exchanges based on the economic substance is included.

- The bases for determination of the residual value of a component are added.

- The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at less than fair value, and to assign a donation surplus, is eliminated.

- Depreciation of components of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

- Depreciation of idle components must continue, unless depreciation is determined based on the activity.

(Continued)

The adoption of this new FRS affected the presentation of PEMEX's information relating to wells, pipelines, property, plant and equipment, but did not have any material effects for accounting purposes (see Note 10).

FRS C-18, "Property, Plant and Equipment Retirement Obligations"—FRS C-18 took effect as of January 1, 2011, and primarily provides the following requirements for valuation of fixed asset component retirement obligations:

- Retirement obligations must be recognized as an accrual that increases the acquisition cost of a component.
- Future retirement obligations are estimated using the discounted present value of the estimated future cash flows needed to retire the asset or component.
- A suitable discount rate must be used to determine estimated future cash flows, incorporating the cost of money and the entity's credit risk.
- Changes in the valuation of retirement obligations (accruals) resulting from revisions to the estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.
- Disclosures must be made if an entity has a component retirement obligation.

The adoption of this new FRS did not have any effect on the presentation of PEMEX's financial statements.

(ii) **2011 FRS Amendments**—

In December 2010, the CINIF announced the following amendments to certain existing FRS that took effect for the fiscal year beginning January 1, 2011:

FRS B-1 "Accounting changes and error corrections"—Requires the presentation of the initial statement of financial position and the initial statement of equity when retrospective adjustments are made, as well as the retrospective effects of application and the restated balances. These changes are in effect for fiscal years beginning on January 1, 2011, with retrospective application.

(Continued)

(Figures stated in thousands)

FRS B-2 "Statement of Cash Flows"—Eliminates the requirement to present the line item "Cash surplus to be applied in financing activities or cash to be obtained from financing activities", and makes the presentation of such line item optional but recommended. This amendment is in effect for fiscal years beginning on January 1, 2011, with retrospective application.

Bulletin C-3, "Accounts Receivable"—Establishes that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Interest income on accounts receivable unlikely to be recovered is not recognized. This amendment is in effect for fiscal years beginning on January 1, 2011, with prospective application.

Bulletin C-10, "Derivative Financial Instruments and Hedging Activities"—The amendments to Bulletin C-10 took effect as of January 1, 2011. The principal amendments include the following:

- An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.
- Reporting of the effect of a hedged interest rate risk is required when a portfolio portion is the hedged position.
- Account margins must be reported separately.
- In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

The adoption of these 2011 FRS amendments did not have any material effects on the presentation of PEMEX's audited year-end financial statements.

(iii) **Reclassifications**—PEMEX's consolidated financial statements for the years ended December 31, 2010 and 2009 have been reclassified in certain accounts, with the purpose of making them comparable with the consolidated financial statements as of December 31, 2011. The main reclassifications were under other revenues—net, and under (loss) profit sharing in non-consolidated subsidiaries, affiliates and others.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2011 and 2010, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency				
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2011:(1)					
U.S. dollars	14,797,438	(46,704,226)	(31,906,788)	13.9904	Ps. (446,388,727)
Japanese yen	-	(160,477,558)	(160,477,558)	0.18130	(29,094,581)
Pounds sterling	247	(772,060)	(771,813)	21.7425	(16,781,144)
Euros	224,258	(4,746,768)	(4,522,510)	18.1595	(82,126,520)
Swiss francs	504,529	(1,008,541)	(504,012)	14.9199	(7,519,809)
Canadian dollars	79	(106)	(27)	13.7228	(371)
Total liability position, before foreign currency hedging					Ps. (581,911,152)

	Amounts in foreign currency				
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2010:(1)					
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps. (308,695,891)
Japanese yen	-	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss francs	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)
Total liability position, before foreign currency hedging					Ps. (420,367,177)

(1) As of December 31, 2011 and 2010, PEMEX had foreign exchange derivative financial instruments, which are discussed in Note 12.

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2011 and 2010, cash and cash equivalents were as follows:

	2011	2010
Cash on hand and in banks	Ps. 97,384,703	Ps. 110,579,933
Marketable securities	17,150,508	20,720,919
Restricted cash and cash equivalents(1)	2,564,900	2,286,227
	Ps. 117,100,111	Ps. 133,587,079

(1) In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the "Trade Commission Funds") with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the *Ley de Ingresos de la Federación* (Federal Revenue Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals in accordance with the *Ley de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability), increase the equity of Petróleos Mexicanos and the Subsidiary Entities.

(Figures stated in thousands)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2011 and 2010, accounts and notes receivable and other receivables were as follows:

		2011		2010
Export customers[(1)]	Ps.	61,402,274	Ps.	39,398,026
Domestic customers[(1)]		48,783,438		35,412,605
Negative IEPS Tax pending to be credited (Note 20)[(1)]		19,665,432		6,031,103
Tax credits		9,321,409		16,585,577
Sundry debtors		7,951,295		10,573,269
Employees and officers		4,623,555		4,525,102
Insurance claims[(2)]		2,627,112		8,037,264
Advances to suppliers		1,830,758		1,628,580
Other accounts receivable		104,798		252,710
		156,310,071		122,444,236
Less allowance for doubtful accounts		1,651,402		1,556,853
	Ps.	154,658,669	Ps.	120,887,383

(1) Increase primarily due to increases in the price of products sold.
(2) Decrease primarily due to a writedown of accounts receivable from insurance providers due to non-recoverability.

NOTE 7—INVENTORIES:

As of December 31, 2011 and 2010, inventories were as follows:

		2011		2010 (Note 3(ab)(i))
Crude oil, refined products, derivatives and petrochemical products	Ps.	39,264,871	Ps.	35,219,676
Materials and supplies in stock		6,173,621		5,862,570
Materials and products in transit		268,872		220,479
		45,707,364		41,302,725
Less allowance for slow-moving and obsolete inventory		1,554,902		783,859
	Ps.	44,152,462	Ps.	40,518,866

NOTE 8—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. ("Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital (see Note 12(v)). PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

(Figures stated in thousands)

As of December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 24,655,980, and a Ps. 3,872,160 increase in the fair value of the investment was recorded in accumulated other comprehensive gain in the statement of equity. In addition, PEMEX received dividends of Ps. 599,907 in 2011, which were recorded under other revenues in the statement of operations. As of December 31, 2010, no investments were classified as available for sale.

NOTE 9—INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The permanent investments in shares of non-consolidated subsidiaries, affiliates and others in 2011, which were accounted for under the equity method, were as follows:

	Percentage of Investment	Carrying value as of December 31,			
		2011		2010	
Deer Park Refining Limited[(1)]	50.00%	Ps.	6,576,416	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,252,693		2,585,866
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,387,192		1,436,613
Others—Net	Various		1,697,063		344,304
Total investments		Ps.	12,913,364	Ps.	11,116,080

(1) PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas.

	For the year ended December 31,					
Profit sharing in non-consolidated subsidiaries, affiliates and others:	2011		2010		2009	
Deer Park Refining Limited	Ps.	(68,651)	Ps.	923,129	Ps.	(1,363,510)
Gasoductos de Chihuahua, S. de R.L. de C.V.		221,148		347,979		402,871
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		(49,421)		51,859		72,023
Terrenos para Industrias, S.A.		(788,109)		(43)		24
Others—Net		(111,365)		217,764		121,364
Total profit sharing	Ps.	(796,398)	Ps.	1,540,688	Ps.	(767,228)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2011 and 2010, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling Equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and Equipment	Transportation Equipment	Construction in progress	Land	Unproductive fixed assets	Total fixed assets
Investment												
Balances as of January 1, 2010	Ps. 423,699,655	Ps. 25,713,299	Ps. 308,025,098	Ps. 678,534,523	Ps. 55,713,562	Ps. 189,729,705	Ps. 39,587,111	Ps. 18,437,579	Ps. 111,552,872	Ps. 39,696,348	Ps. 1,035,243	Ps. 1,891,724,995
Acquisitions	27,434,787	1,384,900	10,639,264	122,417,302	2,042,644	15,806,565	3,021,039	500,794	23,488,587	1,821,959	29,529	208,587,370
Unsuccessful wells	-	-	-	-	-	-	-	-	(5,276,181)	-	-	(5,276,181)
Disposals	(6,541,896)	(681,478)	(234,161)	-	(166,236)	-	(481,099)	(180,247)	(951,338)	(277,010)	41,213	(9,472,252)
Impairment	-	-	-	(11,689,832)	-	-	-	-	-	-	-	(11,689,832)
Reversal of impairment	-	-	-	1,731,229	-	-	-	-	-	-	-	1,731,229
Balances as of December 31, 2010	444,592,546	26,416,721	318,430,201	790,993,222	57,589,970	205,536,270	42,127,051	18,758,126	128,813,940	41,241,297	1,105,985	2,075,605,329
Acquisitions	43,304,327	893,261	11,487,532	92,823,859	3,391,129	12,027,598	4,724,091	3,621,456	14,772,393	343,561	1,174,778	188,563,985
Unsuccessful wells	-	-	-	-	-	-	-	-	(7,886,262)	-	-	(7,886,262)
Disposals	(10,415,016)	-	(1,151,289)	-	(216,030)	-	(535,193)	(2,064,241)	-	(138,781)	(373,016)	(14,893,566)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-
Reversal of impairment	-	-	-	11,689,832	-	-	-	-	-	-	-	11,689,832
Balances as of December 31, 2011	**477,481,857**	**27,309,982**	**328,766,444**	**895,506,913**	**60,765,069**	**217,563,868**	**46,315,949**	**20,315,341**	**135,700,071**	**41,446,077**	**1,907,747**	**2,253,079,318**
Accumulated depreciation and amortization												
Balances as of January 1, 2010	(226,111,015)	(18,325,912)	(169,721,556)	(381,739,906)	(30,707,770)	(58,438,841)	(26,954,970)	(12,133,525)	-	-	-	(924,133,495)
Acquisitions	(14,424,415)	(785,501)	(7,445,578)	(61,655,112)	(1,379,606)	(7,271,620)	(2,521,438)	(998,511)	-	-	-	(96,481,781)
Disposals	5,498,456	-	172,508	-	96,785	-	456,520	173,579	-	-	-	6,397,848
Impairment	-	-	-	-	-	-	-	-	-	-	-	-
Reversal of impairment	-	-	-	-	-	-	-	-	-	-	-	-
Balances as of December 31, 2010	(235,036,974)	(19,111,413)	(176,994,626)	(443,395,018)	(31,990,591)	(65,710,461)	(29,019,888)	(12,958,457)	-	-	-	(1,014,217,428)
Acquisitions	(15,870,532)	(922,672)	(7,591,292)	(56,495,158)	(1,413,610)	(7,909,708)	(2,730,002)	(1,030,756)	-	-	-	(93,963,730)
Disposals	8,104,094	-	669,495	-	156,772	-	510,219	1,956,228	-	-	-	11,396,808
Impairment	-	-	-	-	-	-	-	-	-	-	-	-
Reversal of impairment	-	-	-	(3,789,288)	-	-	-	-	-	-	-	(3,789,288)
Balances as of December 31, 2011	**(242,803,412)**	**(20,034,085)**	**(183,916,423)**	**(503,679,464)**	**(33,247,429)**	**(73,620,169)**	**(31,239,671)**	**(12,032,985)**	-	-	-	**(1,100,573,638)**
Net wells, pipelines, properties, plant and equipment as of December 31, 2010	Ps. 209,555,572	Ps. 7,305,308	Ps. 141,435,575	Ps. 347,598,204	Ps. 25,599,379	Ps. 139,825,809	Ps. 13,107,163	Ps. 5,799,669	Ps. 128,813,940	Ps. 41,241,297	Ps. 1,105,985	Ps. 1,061,387,901
Net wells, pipelines, properties, plant and equipment as of December 31, 2011	**Ps. 234,678,445**	**Ps. 7,275,897**	**Ps. 144,850,021**	**Ps. 391,827,449**	**Ps. 27,517,640**	**Ps. 143,943,699**	**Ps. 15,076,278**	**Ps. 8,282,356**	**Ps. 135,700,071**	**Ps. 41,446,077**	**Ps. 1,907,747**	**Ps. 1,152,505,680**

(Figures stated in thousands)

a. As of December 31, 2011 and 2010, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 5,634,981 and Ps. 564,691, respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2011, 2010 and 2009, recognized in operating costs, was Ps. 97,753,018, Ps. 96,481,781 and Ps. 76,890,687, respectively, which includes costs related to dismantlement and abandonment of wells, for the years ended December 31, 2011, 2010 and 2009 of Ps. 2,966,836, Ps. 1,495,310 and Ps. 1,648,884, respectively.

c. As of December 31, 2011 and 2010, the capitalized portion of future dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 42,507,002 and Ps. 37,698,629, respectively.

d. As of December 31, 2011, based on an analysis of existing conditions in the Burgos project, as well as the composition of its reserves, the value of the project was determined to have improved, permitting the reversal of an impairment charge that was recognized in 2010 in the amount of Ps. 11,689,832. In addition, during 2010, the development of the Lakash project in the Holok Temoa asset was begun, which improved the economic condition of the asset and permitted the reversal in 2010 of an impairment charge in the amount of Ps. 1,731,229 that was originally recognized in 2009. For the year ended December 31, 2011, no impairment was recognized.

NOTE 11—DEBT:

The Board of Directors of Petróleos Mexicanos approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2011, the significant financing activities of PEMEX were as follows:

a. From January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081,805 of loans or credit lines made or guaranteed by export credit agencies.

b. On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000 under revolving credit facility entered into in September 2009, at a floating rate. The facility matured in August 2011.

(Continued)

(Figures stated in thousands)

c. On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of *certificados bursátiles* (publicly traded notes) accruing interest at TIIE (Mexican Equilibrium Interbank Interest Rate) for 28 days plus 0.21, which mature in 2016. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 or equivalent in *Unidades de Inversion* (UDIs) *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

d. On May 11, 2011, PMI NASA obtained a bank loan for U.S. $39,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245.

e. On May 16, 2011, PMI Trading obtained a bank loan for Ps. 2,352,000, which matured on June 16, 2011.

f. On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.50% Bonds due 2041; the bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

g. On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021; the issuance was a reopening on July 21, 2010, and the notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. The notes were guaranteed by PEP, PGPB and PR.

h. During 2011, PMI Trading borrowed and repaid an aggregate amount of US$2,689,000 under syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, there were no amounts outstanding under this facility.

i. On June 15, 2011, PMI HBV obtained a U.S. $1,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, PMI HBV borrowed U.S. $3,133,000 and repaid U.S. $2,383,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000.

j. On September 1, 2011, PMI HBV borrowed €799,252 at a floating rate under a syndicated loan due in August 2014, which was used to partially finance the acquisition of the Repsol shares described in Note 8 and the stock options described in Note 12(v). The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

(Continued)

(Figures stated in thousands)

k. On September 9, 2011, PMI HBV obtained a bank loan for Ps. 50,000 bearing interest at 4.91%, which matured on November 8, 2011.

l. On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its *Certificados Bursátiles* Dual Program from Ps. 140,000,000 or its equivalent in UDIs to Ps 200,000,000 or its equivalent in UDIs.

m. Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000 syndicated term credit facility and U.S. $1,250,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over the London Interbank Offered Rate ("LIBOR") for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

n. On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 9,999,999 of *certificados bursátiles* in two tranches: the first in the amount of Ps. 7,000,000 which bears interest at a variable rate and matures in 2017, and the second in the amount of 653,381 UDIs, at an exchange rate of 4.591503 pesos per UDI, which bears interest at a rate of 3.55% and matures in 2021. The notes were issued under Petróleos Mexicanos' Ps. 200,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

o. On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C and will be consolidated to form a single series with the 6.50% Bonds due 2041 issued by Petróleos Mexicanos in June 2011.

p. On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000 aggregate principal amount of 7.650% *certificados bursátiles* due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000 of *certificados bursátiles* in the form of global depositary notes (GDNs), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000 of *certificados bursátiles* not represented by GDNs. The *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program.

(Continued)

(Figures stated in thousands)

All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

q. On December 29, 2011, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $200,000, at a floating rate, which matures in December 2016.

r. On December 29, 2011, Petróleos Mexicanos entered into, in the Mexican market, a bank loan agreement for Ps. 7,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000 had been disbursed at December 31, 2011.

During 2010, the significant financing activities of PEMEX were as follows:

a. From January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,996,922 in nominal terms in loans or credit lines made or guaranteed by export credit agencies.

b. On January 7, 2010, Petróleos Mexicanos obtained, in the domestic market, loan of Ps. 3,750,000 at a variable rate; the loan matured in September 2011.

c. On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.00% Notes due 2020 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

d. On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 14,999,999 of *certificados bursátiles* in three tranches: one accruing interest at a variable rate for Ps. 7,959,779, which matures in 2015; the second accruing interest at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third accruing interest at a fixed rate of 4.2% for 465,236 UDIs, at an exchange rate of 4.385347 pesos per UDI, which matures in 2020. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program.

e. On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening on October 13, 2009, and the notes were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

f. On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999 of *certificados bursátiles* in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for

(Figures stated in thousands)

Ps. 5,000,000, which matures in 2020 (a reopening of a fixed rate tranche issued on February 8, 2010); and the third at a fixed rate of 4.2% for 337,671 UDIs, at an exchange rate of 4.442195 pesos per UDI, which matures in 2020 (a reopening of a fixed rate tranche issued on February 8, 2010). These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program.

g. On June 24, 2010, Petróleos Mexicanos obtained U.S. $990,000 from the revolving credit line it entered in 2007 with a syndicate of commercial banks.

h. On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Notes due 2021 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

i. On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Notes due 2035 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The bonds are guaranteed by PEP, PR and PGPB. These bonds are a reopening of the notes issued on June 8, 2005.

j. On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The bonds are guaranteed by PEP, PR and PGPB.

k. On October 20, 2010, Petróleos Mexicanos issued an additional U.S. $250,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C, through a reopening of the bonds issued on September 28, 2010. The bonds are guaranteed by PEP, PR and PGPB.

l. On November 18, 2010, Petróleos Mexicanos obtained a syndicated credit line for U.S. $2,000,000 bearing interest at a variable rate and with a final maturity in 2016. On December 10, 2010, Petróleos Mexicanos borrowed the full amount of this credit facility.

m. On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate. The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not borrowed any funds under this credit facility.

n. In January 2010, PMI Trading obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of

(Continued)

PMI Trading. During 2010, PMI Trading borrowed and repaid an aggregate amount of U.S. $4,885,000 under this facility, although no more than U.S. $450,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

- the sale of substantial assets essential for the continued operations of its business;
- the incurrence of liens against its assets; and
- transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2011 and 2010, PEMEX was in compliance with the covenants described above.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

As of December 31, 2011 and 2010, long-term debt was as follows:

	Rate of Interest[1]	Maturity	December 31, 2011 Pesos (thousands)	December 31, 2011 Foreign currency (thousands)	December 31, 2010 Pesos (thousands)	December 31, 2010 Foreign currency (thousands)
U.S. dollars:						
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2042	Ps. 271,044,468	19,373,604	Ps. 199,274,719	16,126,334
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5% Fixed from 2.45% to 6.64% and LIBOR plus 1.71%	Various to 2022	120,546,152	8,616,348	111,907,372	9,056,119
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	4,896,640	350,000	2,224,278	180,000
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	66,454,400	4,750,000	77,231,875	6,250,000
Bank loans	LIBOR plus 1.88%	2021	521,073	37,245	-	-
Financial leases[2]	Fixed from 7.96% to 8%	2019	3,405,929	243,448	3,345,720	270,753
Total financing in U.S. dollars			466,868,662	33,370,645	393,983,964	31,883,206
Euros:						
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	64,466,225	3,550,000	58,835,215	3,550,000
Secured loan	EURIBOR plus 5.37%	2014	25,022,985	1,377,956	-	-
Project financing	Fixed at 2%	2016	2,496	137	3,155	190
Total financing in Euros			89,491,706	4,928,093	58,838,370	3,550,190
Japanese yen:						
Direct loans	LIBOR yen plus 0.71%	2014	3,798,236	20,950,000	6,393,940	41,900,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	17,042,200	94,000,000	14,344,400	94,000,000
Project financing	Fixed at 2.9079% and Prime Rate yen plus 0.56%	Various to 2017	8,159,010	45,002,814	8,250,194	54,064,178
Total financing in yen			28,999,446	159,952,814	28,988,534	189,964,178
Pesos:						
Certificados bursátiles (publicly traded debt securities)	*Mexican Federal Tresuary Certificates* (Cetes) plus 0.57%, TIIE[1] less 0.07% to 0.9%, and	Various to 2021	105,447,180		83,947,180	

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

			December 31, 2011		December 31, 2010	
	Rate of Interest[1]	Maturity	Pesos (thousands)	Foreign currency (thousands)	Pesos (thousands)	Foreign currency (thousands)
Direct loans	Fixed at 7.65% and 9.91% Fixed from 10.55% to 11% and TIIE plus 0.48% to 2.4%	Various to 2016	11,966,667		28,050,000	
Total financing in pesos			117,413,847		111,997,180	
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.55% to 4.2%	Various to 2021	21,438,199		17,726,749	
Other currencies:						
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	23,766,825		21,147,577	
Total principal in pesos[3]			747,978,685		632,682,374	
Plus: Accrued interest			8,607,968		7,389,746	
Notes payable to contractors[4]			26,185,906		24,653,294	
Total principal and interest			782,772,559		664,725,414	
Less: Short-term maturities			88,750,378		70,781,637	
Current portion of notes payable to contractors[4]			13,139,103		11,383,234	
Accrued interest			8,607,968		7,389,746	
Total short-term debt			110,497,449		89,554,617	
Long-term debt			Ps. 672,275,110		Ps. 575,170,797	

	2012	2013	2014	2015	2016	2017 and thereafter	Total
Maturity of the total principal outstanding and accrued interest	Ps. 110,497,449	Ps. 86,572,346	Ps. 66,961,000	Ps. 62,392,268	Ps. 80,618,428	Ps. 375,731,068	Ps. 782,772,559

Footnotes appear on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(1) As of December 31, 2011 and 2010, the rates were as follows: LIBOR, 0.8085% and 0.45594%, respectively; the prime rate in Japanese yen, 1.475% and 1.475%, respectively; TIIE of 4.79% and 4.875%, respectively, for 28 days; TIIE rate of 4.795% and 4.96%, respectively, for 91 days; *Cetes* rate of 4.31% and 4.45%, respectively, for 28 days; *Cetes* rate of 4.49% and 4.58%, respectively, for 91 days; *Cetes* rate of 4.55% and 4.71%, respectively, for 182 days.

(2) During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2011 and 2010, assets acquired through these capital leases were as follows:

		2011		2010
Investment in tankers	Ps.	3,075,142	Ps.	3,075,142
Less accumulated depreciation		390,117		267,111
	Ps.	2,685,025	Ps.	2,808,031

The liabilities relating to the assets listed above are payable in the years following December 31, 2011 as presented below:

Year		Pesos		U.S. dollars
2012	Ps.	621,680	U.S.$	44,436
2013		621,680		44,436
2014		621,680		44,436
2015		621,680		44,436
2016		621,680		44,436
2017 and later		1,168,624		83,531
		4,277,024		305,711
Less: Short-term unaccrued interest		215,308		15,389
Less: Long-term unaccrued interest		655,787		46,874
Total capital leases		3,405,929		243,448
Less: Current portion of leases		406,372		29,046
Total long-term capital leases	Ps.	2,999,557	U.S.$	214,402

The capital lease interest expense during the years ended December 31, 2011 and 2010 was Ps. 224,983 and Ps. 219,257, respectively.

(3) Includes financing from foreign banks of Ps. 603,160,398 and Ps. 498,585,732 as of December 31, 2011 and 2010, respectively.

(4) The total amounts of notes payable to contractors as of December 31, 2011 and 2010, current and long-term, are as follows:

		2011		2010
Total notes payable to contractors	Ps.	26,185,906	Ps.	24,653,294
Less: Current portion of notes payable to contractors		13,139,103		11,383,234
Notes payable to contractors (long-term)	Ps.	13,046,803	Ps.	13,270,060

PEMEX has entered into Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts, or "MSCs") pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2011 and 2010, PEMEX had an outstanding amount payable of Ps. 22,415,338 and Ps. 20,958,659, respectively.

During 2007, PEP contracted for the purchase of a Floating Production Storage and Offloading ("FPSO") vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2011 and 2010, the outstanding balances owing to the contractor were Ps. 3,770,568 (U.S. $269,511) and Ps. 3,694,635 (U.S. $298,989), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2012	25,267
2013	25,267
2014	25,267
2015	25,267
2016	25,267

2017 and thereafter	143,176
Total	U.S. $269,511

NOTE 12—FINANCIAL INSTRUMENTS:

PEMEX's cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in national and international markets.

In order to monitor and manage these market risks, PEMEX has developed policies and guidelines that promote a comprehensive approach to managing such risks, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limit estimates.

PEMEX's risk management regulations provide that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

PEMEX has a policy of reducing the potential impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing flows related to its liabilities.

Additionally, the PMI Group (Note 3(b)) has implemented a normative framework for risk management which includes policies and procedures that establish controls in accordance with industry best practices, including the production of periodic reports regarding the risk portfolio for the management of the PMI Group. Moreover, the PMI Group relies on a risk management sub-committee, which oversees the trading of DFIs.

(i) *Counterparty and credit risk associated with DFIs*

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce that risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. PEMEX enters into transactions primarily with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

During 2009, Petróleos Mexicanos entered into a variety of long-term currency swaps, relying on price adjustment clauses as risk hedges, through which Petróleos Mexicanos was able to limit its credit exposure to a certain threshold. Specifically, these price adjustment clauses were used to limit exposure to currency fluctuations in the euro and pound sterling, seven of which were triggered during 2010 and four of which were triggered during 2011. The use of

(Continued)

(Figures stated in thousands)

these price adjustment clauses resulted in the early termination of these long-term currency swaps at fair market value and their reinstatement at prevailing market prices, limiting the credit risk exposure of Petróleos Mexicanos and its counterparties.

PGPB faces credit risk due to the DFIs it offers to its domestic customers to help them mitigate the risk associated with the volatility of natural gas prices (see paragraph (iv) below). PGPB significantly reduced its credit risk with the changes made during 2009 to PEMEX's guidelines relating to credit risk management.

In order to qualify for these DFIs, PGPB's customers must be party to a current natural gas supply contract and sign a master hedging agreement. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. PGPB has some outstanding DFIs contracted before October 2, 2009, in which customers are not required to post collateral. The board of directors of PGPB approves the requirements for credit support for DFIs entered into by PGPB with its customers.

In 2011, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of PGPB.

As of December 31, 2011, PGPB had open DFIs with 61 of its customers, of which 55 are industrial customers (90%), 5 are distributors (9%) and one belongs to both customer categories (1%). Of the total traded volume of DFIs (MMBtus) in 2011, industrial customers represented 57%, while distributors represented 42%. The customer belonging to both categories represented 1%.

As of December 31, 2011 and 2010, PGPB, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices rose in 2010, which diminished the negative fair value with the counterparties and allowed the contracts to remain in compliance with the relevant credit limits; and (ii) when certain DFIs matured, PGPB used domestic customers' payments to meet its international obligations.

(ii) ***Interest rate risk***

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its outstanding debt, as recognized in the statement of financial position. To establish an appropriate proportion of fixed rate instruments in its portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX enters into interest rate swaps associated with a portion of its variable-rate debt instruments.

Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps related to PEMEX's debt.

(iii) *Foreign exchange rate risk*

PEMEX's functional currency is the Mexican peso. Most of PEMEX's debt and income is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure, which can increase PEMEX's financing costs. Therefore, PEMEX regularly enters into DFIs, such as cross-currency swaps and exchange rate forwards, to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

(iv) *Hydrocarbon price risk*

PEMEX's tax structure permits it to transfer most crude oil price risk to the Mexican Government. Therefore, PEMEX did not enter into long-term strategic hedging arrangements relating to the prices of the crude oil that it markets between 2007 and 2011.

However, PEMEX does periodically evaluate its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not enter into hedging arrangements relating to the international prices of hydrocarbons between 2007 and 2011.

In addition to supplying natural gas, PGPB enters as counterparty into DFIs on natural gas with its domestic customers, in order to help them mitigate the risk of volatility in natural gas prices. In providing this service, PGPB enters into corresponding DFIs with its subsidiary MGI Supply, Ltd., taking opposite positions to those in its DFIs with customers—thereby mitigating the market risk generated by those DFIs offered to customers. In turn, MGI Supply, Ltd. enters into opposite position DFIs with international counterparties in order to transfer the related price risk. This arrangement allows PGPB to maintain its overall natural risk profile.

Since 2003, PGPB has been required to sell Liquefied Petroleum Gas ("LPG") under a price system imposed by the Mexican Government. The Mexican Government fixes the sale price of LPG throughout Mexico, with PGPB thereby being exposed to price risk in the geographic areas where it sells imported LPG. During 2009, PGPB mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and 2011, PGPB did not enter into DFI hedges on propane.

(Continued)

(Figures stated in thousands)

PMI Trading periodically enters into transactions using DFIs to mitigate risk generated by the purchase and sale of refined products and liquid gas, thereby reducing the volatility of its income. PMI Trading's policies establish a maximum threshold of capital risk, which is compared daily with the value-at-risk portfolio, in order to carry out risk reducing mechanisms if necessary.

(v) *Risks relating to the portfolio of third-party shares*

Since 2008, PEMEX has maintained a synthetic long position (holding) on 58,679,799 shares of Repsol, with the objective of maintaining voting and economic rights over those shares. This objective is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol shares with respect to an exercise price in U.S. dollars, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. These DFIs will mature between March and October of 2012.

In addition, in 2011, PEMEX acquired, through PMI HBV, 57,204,240 shares of Repsol. To hedge this transaction, PMI HBV also entered into stock options with respect to the Repsol shares (a long put, short call and long call), which will expire in 2012, 2013 and 2014.

As of December 31, 2011 and 2010, the share price for the related Repsol shares was U.S. $30.51 and U.S. $27.94, respectively.

(vi) *Fair value of DFIs*

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFI portfolio come from widely recognized price providers and do not require special adjustments or conversions.

(Figures stated in thousands)

(vii) ***Embedded derivatives due to a non-functional currency component***

As of December 31, 2011 and 2010, in accordance with Bulletin C-10, "Financial Instruments and Hedging Operations" ("Bulletin C-10"), PEMEX recognized the potential existence of embedded derivatives included in the terms of its contracts, including contracts structured as financial instruments (debt instruments or capital instruments) recognized in the statement of financial position and agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments, which are not recognized in the statement of financial position as of the date of these consolidated financial statements. These contracts were entered into by PEMEX in foreign currencies different from the functional currency of PEMEX and/or its counterparties and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative according to Bulletin C-10.

(viii) ***Accounting treatment***

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of Bulletin C-10 for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the CFR component of net loss for the year.

As of December 31, 2011 and 2010, the net fair value of PEMEX's DFIs was Ps. 6,123,733 and Ps. 8,860,754, respectively. The net fair value of PEMEX's DFIs as of December 31, 2010 included the Ps. (232,378) net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss. As of December 31, 2011, PEMEX did not have any DFIs designated as cash flow hedges.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The following table shows the fair values and volumes of PEMEX's exchange-traded and over-the-counter ("OTC") DFIs that were designated as cash flow hedges outstanding as of December 31, 2010 and for which the fair value was recognized in other comprehensive loss in equity.

		2011		2010	
DFI	**Market**	**Volume (MMb)**	**Fair Value**	**Volume (MMb)**	**Fair Value**
Petroleum Products Futures	Exchange Traded	-	Ps. –	4.93	Ps. (102,493)
Petroleum Products Swaps	Exchange Traded	-	–	0.32	(4,096)
Petroleum Products Swaps	OTC	-	–	0.55	(9,522)
			Ps. –		Ps. (116,111)

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective. As a result, in 2010 and 2011, changes in the fair value (net of interest) of these instruments did not have an immediate impact on earnings and instead were recognized as part of equity through other comprehensive loss items. These changes in fair value are reclassified into earnings corresponding to the hedged item at the time when the hedged item's cash flows affect earnings.

For the years ended December 31, 2010 and 2009, a net loss of Ps. 22,987 and Ps. 62,375, respectively, was reclassified from other comprehensive loss into the interest expense component of CFR. For the year ended December 31, 2011, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The following table shows fair value and notional amounts as of December 31, 2011 and 2010 of PEMEX's DFIs that were treated for accounting purposes as non-hedges or as entered into for trading purposes:

		2011		2010	
DFI	**Position**	**Notional Amount**	**Fair Value**	**Notional Amount**	**Fair Value**
Equity Swaps (including options)	PEMEX pays floating in U.S. $ and receives total return on Repsol shares	**Ps. 26,723,152**	**Ps. 1,520,056**	Ps. 18,627,271	Ps. 1,720,744
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos	**1,200,000**	**(42,527)**	2,400,000	(136,220)
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the PIP 182 day(1) rate in pesos	**7,500,000**	**(717,500)**	7,500,000	(1,075,533)
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI	**6,540,220**	**622,165**	3,540,220	262,226
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥	**9,065,955**	**3,833,137**	9,024,917	3,300,899
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread	**2,798,080**	**1,106,550**	4,942,840	1,529,826
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread	**11,072,601**	**1,434,734**	7,474,641	2,889,451
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euro	**64,947,004**	**(2,713,982)**	57,553,996	(369,052)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £	**9,549,707**	**(984,189)**	8,434,833	(926,728)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £	**8,303,764**	**689,593**	7,131,134	(8,070)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF	**6,694,755**	**802,898**	5,913,180	669,806
Exchange Rate Forward	PEMEX pays fixed in U.S. $ and receives fixed in €	**14,513,974**	**(279,474)**	–	–
Natural Gas Swaps	PEMEX receives fixed	**(3,892,635)**	**1,239,676**	(5,847,889)	2,656,871
Natural Gas Swaps	PEMEX receives floating	**3,871,097**	**(1,218,890)**	5,752,408	(2,563,670)
Natural Gas Options	PEMEX Long Put	–	–	91,155	38,935
Natural Gas Options	PEMEX Short Put	–	–	(91,155)	(38,943)
Natural Gas Options	PEMEX Long Call	**1,016,230**	**12,543**	987,111	26,925
Natural Gas Options	PEMEX Short Call	**(1,016,670)**	**(12,543)**	(987,102)	(26,915)
Natural Gas Digital Options	PEMEX Long Put	–	–	99,198	13,520
Natural Gas Digital Options	PEMEX Short Put	–	–	(99,198)	(13,525)
Natural Gas Digital Options	PEMEX Long Call	–	–	146,033	1
Natural Gas Digital Options	PEMEX Short Call	–	–	(146,033)	(1)
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in U.S. $ LIBOR 1M	**521,073**	**(51,030)**	–	–
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI	**14,651,535**	**76,779**	13,464,756	867,691
Stock Options	PEMEX Long Put, Short Call and Long Call	**24,655,927**	**125,002**	–	–
Subtotal		**Ps. 208,715,769**	**Ps. 5,442,998**	Ps. 145,912,316	Ps. 8,818,238
DFI	**Market**	**Volume (MMb)**	**Fair Value**	**Volume (MMb)**	**Fair Value**
Petroleum Products Futures	Exchange Traded	**(3.6)**	**(112,900)**	–	–
Petroleum Products Swaps	Exchange Traded	**(3.3)**	**(71,470)**	–	–
Petroleum Products Swaps	OTC	**(0.6)**	**(23,470)**	–	–

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

		2011		2010	
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Subtotal			(207,840)		–
Total DFIs entered into for trading purposes(*)			Ps. 5,235,158		Ps. 8,818,238

(footnotes appear on following page)

* This table presents the net value of derivative financial instruments designated for accounting purposes as non-hedges or as entered into for trading purposes as of December 31, 2011 and 2010. The sum of the fair value amounts in this table and the table above includes open DFIs as of the reporting date and DFIs that matured prior to the reporting date but have not been collected or paid. As a result, the amounts in this table differ by Ps. 888,575 in 2011 from the information included in PEMEX's consolidated financial statements and the notes to such statements.

The exchange rates for U.S. dollars as of December 31, 2011 and 2010 were Ps. 13.9904 and Ps. 12.3571 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2011 was Ps. 18.1595 per euro.

For the years ended December 31, 2011, 2010 and 2009, PEMEX recognized a net (loss) income of Ps. (1,317,235), Ps. (1,236,755) and Ps. 9,963,741, respectively, in CFR with respect to DFIs treated as non-hedges. These amounts include the effect in net loss of the changes in the fair value of DFIs treated as non-hedges of Ps. (2,378,555), Ps. (1,895,731) and Ps. 8,665,798 for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in CFR, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

NOTE 13—EMPLOYEE BENEFITS:

a. *Pensions, seniority premiums and other post-retirement benefits*

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees' years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX funds its employee benefits through Mexican trusts, the resources of which come from the seniority premium item of the Mexican Government's budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

(Figures stated in thousands)

b. ***Benefits for employment termination for causes other than restructuring***

PEMEX has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee's retirement age. These benefits are calculated based on years of service and the employee's compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

c. ***Cash Flows***

Plan contributions and benefits paid were as follows:

	Retirement benefits			
		2011		**2010**
Contribution to the pension plan assets	**Ps.**	**28,868,231**	Ps.	24,760,321
Payments charged to the plan assets		**28,849,746**		25,297,145

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2011 and 2010 were Ps. 4,318,723 and Ps. 4,312,712, respectively. Payments for employment termination before the employees' retirement age were Ps. 425, Ps. 5,489 and Ps. 26,525 in 2011, 2010 and 2009, respectively.

The components of net periodic cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

		Termination benefits 2011		Retirement benefits 2011		Total 2011
Net periodic cost:						
Service cost	**Ps.**	**2,116,702**	**Ps.**	**14,054,737**	**Ps.**	**16,171,439**
Financial cost		**1,996,637**		**64,048,700**		**66,045,337**
Return on plan assets		**–**		**(1,249,580)**		**(1,249,580)**
Prior services cost:						
Amortization of transition liability		**137,405**		**27,456,801**		**27,594,206**
Amortization of prior services costs and plan amendments		**42,349**		**4,974,676**		**5,017,025**
Actuarial (gain) loss		**(13,308,465)**		**1,300,445**		**(12,008,020)**
Compensation increase		**–**		**1,260,797**		**1,260,797**
Net periodic cost	**Ps.**	**(9,015,372)**	**Ps.**	**111,846,576**	**Ps.**	**102,831,204**

		Termination benefits 2010		Retirement benefits 2010		Total 2010
Net periodic cost:						
Service cost	Ps.	1,981,137	Ps.	13,935,679	Ps.	15,916,816
Financial cost		2,008,977		70,024,058		72,033,035
Return on plan assets		–		(1,218,398)		(1,218,398)
Prior services cost:						
Amortization of transition liability		138,090		27,433,654		27,571,744

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Amortization of prior services costs and plan amendments		42,349		4,975,016		5,017,365
Actuarial (gain) loss		(12,531,089)		6,224,769		(6,306,320)
Compensation increase		–		1,260,799		1,260,799
Net periodic cost	Ps.	(8,360,536)	Ps.	122,635,577	Ps.	114,275,041

	Termination benefits 2009		Retirement benefits 2009		Total 2009	
Net periodic cost:						
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets		–		(566,935)		(566,935)
Prior services cost:						
Amortization of transition liability		134,220		27,337,019		27,471,239
Amortization of prior services costs and plan amendments		46,365		5,074,381		5,120,746
Actuarial loss (gain)		9,086,387		(2,721,667)		6,364,720
Compensation increase		–		1,260,799		1,260,799
Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The actuarial present value of benefit obligations as of December 31 of each year is as follows:

	Termination benefits 2011	Retirement benefits 2011	Total 2011
Vested benefit obligation value:			
Vested benefit obligation acquired	Ps. 14,402,423	Ps. 458,877,245	Ps. 473,279,668
Accumulated defined benefit obligations ("OBD")	14,402,423	835,890,439	850,292,862
Plan assets at fair value	–	(4,977,231)	(4,977,231)
OBD in excess of plan assets	14,402,423	830,913,208	845,315,631
Unamortized benefits:			
Transition liability	(136,628)	(27,893,078)	(28,029,706)
Plan amendments	(42,347)	(44,228,077)	(44,270,424)
Actuarial losses and variances in assumptions	–	(40,737,704)	(40,737,704)
Compensation increase	–	(1,260,798)	(1,260,798)
Total liability recognized in the statement of financial position	Ps. 14,223,448	Ps. 716,793,551	Ps. 731,016,999

	Termination benefits 2010	Retirement benefits 2010	Total 2010
Vested benefit obligation value:			
Vested benefit obligation acquired	Ps. 23,612,556	Ps. 528,960,315	Ps. 552,572,871
Accumulated defined benefit obligations ("OBD")	23,612,556	764,939,434	788,551,990
Plan assets at fair value	–	(4,258,340)	(4,258,340)
OBD in excess of plan assets	23,612,556	760,681,094	784,293,650
Unamortized benefits:			
Transition liability	(274,818)	(55,068,933)	(55,343,751)
Plan amendments	(90,636)	(49,206,499)	(49,297,135)
Actuarial gains and variances in assumptions	–	(15,766,101)	(15,766,101)
Compensation increase	–	(2,521,598)	(2,521,598)
Total liability recognized in the statement of financial position	Ps. 23,247,102	Ps. 638,117,963	Ps. 661,365,065

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The total liability recognized on the statement of financial position for the accumulated defined benefit obligation for termination and retirement benefits increased by 10.5% from December 31, 2010 to December 31, 2011, as a result of the following factors:

- An increase in obligations due to the age and length of employment of, and benefits to beneficiaries of the retirement and termination plans;
- Changes in the discount rate (from 8.96% in 2010 to 8.81% in 2011), the interest rate (from 8.75% in 2010 to 8.81% in 2011), the inflation rate of the consumer food basket (8.28% in 2010 and 7.50% in 2011) and the inflation rate applicable to medical services (from 5.93% in 2010 to 6.36% in 2011); and
- The recognition in the statement of operations of the actuarial gain that was generated in the actuarial valuation of December 31, 2011, corresponding to the accrual for the eventual dismissal of employees prior to eligibility for retirement (termination) benefits under the plan.

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services ("Medical Inflation") are as follows:

Effect	Termination 2011	Retirement 2011	Termination 2010	Retirement 2010
Increase of one point in Medical Inflation:				
a) Labor cost of current services	**268,624**	**5,699,458**	358,988	2,463,292
b) Financial cost	**312,273**	**17,788,708**	371,457	14,063,586
c) Total	**580,897**	**23,488,166**	730,445	16,526,878
Variation	**34.04%**	**25.43%**	12.26%	19.68%
d) Defined benefit obligations ("OBD")	**3,547,618**	**203,432,215**	4,324,601	164,017,124
Variation	**32.88%**	**22.76%**	11.96%	21.44%
Decrease of one point in Medical Inflation:				
a) Labor cost of current services	**149,047**	**3,225,591**	246,604	1,455,987
b) Financial cost	**179,549**	**11,922,656**	228,501	9,919,215
c) Total	**328,596**	**15,148,247**	475,105	11,375,202
Variation	**(24.18%)**	**(19.11%)**	(26.99%)	(13.50%)
d) Defined benefit obligations ("OBD")	**2,041,114**	**136,847,816**	2,729,100	117,762,688
Variation	**(23.55%)**	**(17.42%)**	(29.34%)	(15.40%)

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination benefits 2011	Retirement benefits 2011	Termination and retirement benefits 2010
Discount rate	**8.81%**	**8.81%**	8.96%
Rate of compensation increase (*)	**5.10%**	**5.10%**	5.10%
Expected long-term rate of return on plan assets	**8.81%**	**8.81%**	8.75%
Employees' average remaining labor life over which pending amortization items are amortized	**N/A**	**10 years**	12 years

(*) Includes salary increases due to promotions.

PEMEX's plan assets are held in two trusts, the *Fondo Laboral Pemex* ("FOLAPE") and the *Fideicomiso de Cobertura Laboral y de Vivienda* ("FICOLAVI"), which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement benefits	
	2011	**2010**
Type of investment:		
Governmental securities(1)	**76.0%**	77.1%
Fixed rate securities	**24.0%**	22.9%
Total	**100.0%**	100.0%

(1) Includes repurchase agreements where the FOLAPE lends cash and receives government securities.

NOTE 14—COMPREHENSIVE LOSS:

Comprehensive loss, presented in the consolidated statement of equity, presents the overall result of PEMEX's activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net loss for the year—are recognized directly in equity:

		2011		2010		2009
Previously reported net loss for the year	**Ps.**	**(91,483,321)**	Ps.	(47,462,608)	Ps.	(94,662,018)
Investment securities		**3,872,160**		–		–
Derivative financial instruments		**232,378**		(390,909)		2,532,882
Currency translation effect		**4,761,765**		(1,532,399)		(2,183,412)
Comprehensive loss for the yar		**(82,617,018)**		(49,385,916)		(94,312,548)
Retroactive effect of adoption of FRS C-4 (Note 3(ab)(i))		**-**		935,371		292,172
Adjusted comprehensive loss for the year	**Ps.**	**(82,617,018)**	Ps.	(48,450,545)	Ps.	(94,020,376)

(Continued)

(Figures stated in thousands)

NOTE 15—EQUITY:

Certificates of Contribution "A"—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution "A" in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2011, the value of the Certificates of Contribution "A" was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital. As a result, the Certificates of Contribution "A" are as follows:

		Amount
Certificates of Contribution "A"	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530
Certificates of Contribution "A" in pesos of December 31, 2007 purchasing power	Ps.	96,957,993

Mexican Government's contributions

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under article 19, fraction IV, clause c) of the Federal Law of Budget and Fiscal Accountability. Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 during the 2008 fiscal year, which is applied toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c). In 2011, PEMEX did not receive any funds from the Mexican Government under this provision.

(Continued)

(Figures stated in thousands)

Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company's capital stock. During 2011, 2010 and 2009, the Subsidiary Companies made no contributions to such legal reserve funds.

Donation surplus

During 2009, PEMEX recognized Ps. 119,884 as fixed asset additions for land and buildings regularization. In connection with the project for the construction of a new refinery in Tula, Hidalgo, in 2010, PEMEX received land valued at Ps. 980,187 as a donation from the State of Hidalgo, as stated in a conveyance issued by Public Notary No. 5 of the municipality Tepeji del Río de Ocampo, Hidalgo. In addition, PEMEX recognized Ps. 1,462,210 of fixed asset additions for land and buildings regularization in 2010, mainly due to updating the values of 64 properties and 97 buildings based on their assessed values, in accordance with article 27 of the *Ley General de Contabilidad Gubernamental* (General Governmental Accounting Law). In 2011, PEMEX did not recognize any fixed assets as donation surplus.

Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX's institutional strategy, including through the adoption in November 2008 of amendments to PEMEX's legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

NOTE 16—COMMITMENTS:

(a) PEMEX, through PEP, is party to an evergreen contract to sell to PMI CIM crude oil intended for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM's hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts

(Figures stated in thousands)

are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b) PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 14,190,684 and Ps. 14,180,472, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	2,017,937
2013		1,486,863
2014		1,512,854
2015		1,535,050
2016		899,951
More than 5 years		6,738,029
Total	Ps.	14,190,684

(c) During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 1,179,745 and Ps. 1,465,993, respectively.

In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	571,780
2013		122,218
2014		122,218
2015		122,218
2016		122,355
2017 to 2018		118,956
Total	Ps.	1,179,745

(Figures stated in thousands)

(d) As of December 31, 2011, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

As of December 31, 2011 and 2010, the estimated value of these contracts was as follows:

Contract date	Block		2011		2010
February 9, 2004	Olmos	U.S. $	299,072	U.S. $	301,818
November 21, 2003	Cuervito		78,297		118,022
November 28, 2003	Misión		787,156		977,678
November 14, 2003	Reynosa-Monterrey		1,995,904		2,050,000
December 8, 2003	Fronterizo		104,645		141,997
March 23, 2005	Pirineo		382,378		452,399
April 3, 2007	Nejo		324,302		696,653
April 20, 2007	Monclova		157,371		241,221
May 12, 2008	Burgos VII		418,062		765,576
Total		U.S. $	4,547,187	U.S. $	5,745,364

(e) In 2011, PEP entered into three integrated exploration and production contracts for the development of mature fields in the Magallanes, Santuario and Carrizo blocks in the Southern Region of Mexico. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX's cash flow from the particular block subject to each contract. As of December 31, 2011, PEMEX had not made payments pursuant to the exploration and production contracts.

(f) As of December 31, 2011 and 2010, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 370,075,531 and Ps. 421,101,319, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 17—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as

(Figures stated in thousands)

well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2011 and 2010, the reserve for environmental remediation expenses totaled Ps. 5,527,919 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2011 and 2010, PEMEX had accrued a reserve of Ps. 8,421,697 and Ps. 8,430,795, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for PR's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against PR and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by PR or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and PR are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which PR and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. As of the date of this report, PR and Petróleos Mexicanos are evaluating different actions in connection with this claim.

II. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against PR, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain PR pipelines, and seeking approximately Ps. 393,000 in damages and expenses. On July 13, 2010, the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an *amparo* filed by USISA, ordering PR to pay Ps. 83,301 plus the plaintiff's financial expenses. On March 22, 2011, PR paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of costs, to which

(Figures stated in thousands)

PR responded. The evidentiary stage related to the payment of costs was opened, and PR appointed its expert. As of this date, a final resolution still pending.

III. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against PEP for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified PEP that it had issued an award, dated December 16, 2009, requiring PEP to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay PEP a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, PEP was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and PEP was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to PEP by COMMISA). On November 15, 2010, PEP appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that PEP deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by PEP in the Court's account on December 30, 2010, eliminating the risk of any attachment of assets ordered against PEP in the United States. Previously, PEP had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an *amparo* against this resolution was also denied. On November 18, 2010, PEP filed a motion to review this resolution, which was granted on August 25, 2011. On October 24, 2011, the Fifth Civil District Court issued a resolution declaring the arbitration award null and void. Based on this resolution, PEP filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against PEP be declared void and that the COMMISA request for enforcement be rejected. On December 7, 2011, the Mexican Government filed an *amicus curiae* brief before the Second Circuit Court of Appeals in support of PEP, which was admitted. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court's judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. As of the date of this report, a new decision by the District Court is still pending.

IV. On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth

(Figures stated in thousands)

Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that PEP had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, PEP filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was dismissed on September 30, 2010. A constitutional hearing will be held on March 27, 2012. As of this date, a final resolution is still pending.

V. On August 20, 2007, Petróleos Mexicanos and PR were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and PR were ordered to pay damages of Ps. 995,877, plus interest, as well as expenses related to the claim. In May 2010, the plaintiff and the defendants each filed motions against this judgment. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The plaintiff filed an amparo before the Tribunal Colegiado en Materia Civil y del Trabajo del Décimo Circuito (Joint Civil and Labor Court of the Tenth District), which was denied on January 23, 2012. Therefore, the judgment issued by the First Unit Court of the Tenth Circuit is final and this claim has concluded.

VI. In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified PEP of the results of its review of PEP's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that PEP owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, PEP filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response

(Continued)

(Figures stated in thousands)

and a motion against the expert evidence offered by PEP. On August 30, 2011, PEP filed an appeal against this motion. On September 6, 2011, the expert appointed by PEP accepted his designation. As of this date, the trial is in the evidentiary stage.

VII. In February 2010, the Tax Management Service notified PR of the results of its review of PR's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified PR that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, PR filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by PR. On August 30, 2011, PR filed an appeal against this motion. On September 6, 2011, the expert appointed by PR accepted his designation. As of this date, the trial is in the evidentiary stage.

VIII. On April 14, 2010, Petróleos Mexicanos and PGPB were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and PGPB filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and PGPB filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and PGPB filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an amparo and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. Once the provisional suspension of the primary trial is lifted, the evidentiary stage will continue. As of this date, a final resolution is still pending.

IX. In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against PEP before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,712, due to non-payment by PEP under the contract. As of the date of this report, the trial is in the evidentiary stage. On

(Figures stated in thousands)

December 2, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiff (No. 31/2011-VII) against the Third District Court's resolution rejecting evidence previously filed by the plaintiff. On December 23, 2011, PEP filed an amparo against this resolution. The plaintiff then filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiff. The constitutional hearing was held on December 21, 2011. As of this date, the judgment relating to this amparo is pending. Subsequently, the plaintiffs filed another amparo against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) seeking that PEP's termination of the public works contract be declared null and void, as well as damages in an amount of U.S $195,225. PEP was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On May 9, 2011, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court issued a writ admitting the opinion of an economic and financial expert, of which PEP was notified on August 24, 2011. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that PEP appoint its experts and provide related documentation. On May 11, 2011, a resolution was issued, of which PEP was notified on August 24, 2011, denying the injunction requested so that the public works agreement remained in force, but suspending the payment release process related to the termination of the agreement. On July 4, 2011, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court accepted the response of PEP to the administrative claim. PEP was notified of the acceptance on August 24, 2011. As of this date, the trial is in the evidentiary stage.

X. On July 5, 2011, PEP was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 PEP filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. PEP filed an appeal against this resolution, which was denied. PEP also filed an amparo against this resolution. On November 14, 2011, the plaintiff filed a motion to suspend the

(Continued)

(Figures stated in thousands)

guaranties it has previously granted, which was denied. The plaintiff filed an appeal (No. 508/2011) against this resolution before the Tercer Tribunal en Materias Civil y Administrativa (Third Unit Civil and Administrative Court). A constitutional hearing was held on January 13, 2012, and the amparo filed by PEP was denied. Subsequently, PEP filed a motion to review this resolution. As of the date of this report, a Joint Court has not been designated to hear this motion.

XI. On July 8, 2011, PEP was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by La Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of PEP before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, a response to the claim was filed. On January 2, 2012, the trial was suspended based on a motion filed by PEP and Petróleos Mexicanos arguing that the court lacked jurisdiction. As of this date, a final resolution is still pending.

XII. In January 1993, PR entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, PR is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into PR's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by PR, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting PR from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. On January 23, 2008, the Federal Competition Commission notified PR that it would require compliance with the resolution described above. On February 12, 2008, PR filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl de México, S.A. de C.V. ("Bardahl") in a related *amparo* (No. 373/2006, which is currently joined with another file, No.

(Figures stated in thousands)

1519/2005) and an objection filed by Impulsora against this resolution. On October 20, 2009, PR filed an *amparo* (no. 1691/2009) and a suspension was granted. On February 17, 2011, a judgment was issued and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the *Décimo Primer Tribunal Colegiado en Materia Administrativa* (Eleventh Joint Administrative Court), and on September 27, 2011, the Court confirmed the previous resolution and granted an *amparo* in favor of PR. As of the date of this report, the Federal Competition Commission had not yet complied with the ruling.

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the Fifth Administrative District Court in the state of Jalisco, in connection with a constitutional challenge to the *Ley Federal de Procedimiento Administrativo* (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among PR and the service stations franchised by PR. This proceeding (currently 1085/2009) before the *Juzgado Tercero de Distrito en Materia Administrativa* (Third Administrative District Court) has been joined with a pending claim filed by Bardahl, in which Bardahl seeks to be permitted to sell its products in the service stations franchised by PR, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. On May 11, 2011, the *amparo* filed by Impulsora was denied and an *amparo* filed by Bardahl was granted. PR was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by PR. On June 8, 2011, PR filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of the date of this report, a final resolution is still pending.

- On December 20, 2005, PR filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of PR, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As of the date of this report, compliance with this final resolution is still pending, since out-of-court meetings have taken place between the parties.

- On June 7, 2006, PR filed a criminal complaint before the *Procuraduría General de la República* (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes.

(Figures stated in thousands)

The investigation is still underway. On December 21, 2010, PR filed a motion requesting information from Mexicana de Lubricantes about wages and salaries paid without authorization from the board of directors. On March 4, 2011, the experts of the Federal Attorney General's Office and the experts appointed by PR determined that PR was entitled to Ps. 169,101 for unauthorized wages and salaries and Ps. 12,087 in damages (corresponding to the 46.85% of the shares of Mexicana de Lubricantes held by PR). Following this determination, the Federal Attorney General's Office again requested information about wages and salaries as well as other benefits paid to employees of Mexicana de Lubricantes from the Tax Management Service and Mexicana de Lubricantes. As of the date of this report, the Federal Attorney General's Office has not yet received that information.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against PR before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and PR: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. In 2010 and 2011, judgments on the first and second claims were issued in favor of PR. The plaintiff filed an *amparo*, which was subsequently granted. The *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First Circuit) issued a new resolution declaring null and void any advance termination or cancellation announced by PR. Mexicana de Lubricantes and PR filed an *amparo* against this resolution. On June 30, 2011, the *amparo* filed by PR was denied and the *amparo* filed by Mexicana de Lubricantes was granted. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit confirmed the previous resolution. On July 29, 2011, PR filed a new *amparo* against this resolution before the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Civil Joint Court of the First Circuit), which was denied on December 1, 2011. As of the date of this report, a final resolution is still pending.

- On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and PR before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between PR and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by PR, as well as related

(Figures stated in thousands)

damages. The independent expert determined that Bardahl's damages totaled Ps. 6,210,692. On June 20, 2011, the Court ordered that the case move from the evidentiary stage to the pleadings stage without holding an experts' meeting. On June 30, 2011, PR filed an appeal against this resolution, which was denied. PR filed a motion to review the denial of the *amparo* that it had previously filed. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 18—HYDROCARBON RESERVES (UNAUDITED)

This note is presented only for information purposes. Under the Mexican Constitution and the Petróleos Mexicanos Law, all oil and other hydrocarbons reserves in Mexico are the property of the Mexican nation. In accordance with the regulatory framework, PEMEX is entrusted through PEP with the exclusive right to extract and exploit Mexico's petroleum reserves. However, because such reserves are not PEMEX's property, they are not recorded on its accounting books. PEP estimates the reserves in accordance with the regulations of the United States Securities and Exchange Commission (the "SEC"), as provided in Rule 4-10(a) of Regulation S-X of the SEC, (the "Rule 4-10(a)"), and if needed in adherence to "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of petroleum engineers as of February 19, 2007", that are accepted by the international oil industry. The accuracy of any reserves estimation depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates from different engineers may vary. In addition the results of drilling, testing and production subsequent to the date of the estimate are used for future revisions. As of January 1, 2012, the hydrocarbon proved reserves in México reached 13.8 billion of equivalent crude oil barrels.

NOTE 19—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: PEP, PR, PGPB and PPQ. Management makes decisions related to the operations of the consolidated business along these four strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- PEP earns revenues from domestic crude oil sales to PR, as well as from the export of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX's crude oil is sold domestically.

- PR earns revenues from sales of refined petroleum products and derivatives. Most of PR's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and turbosine to the *Aeropuertos y Servicios Auxiliares*. PR's most important products are different types of gasoline.

- PGPB earns revenues primarily from domestic sources. PGPB also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- PPQ is engaged in the sale of petrochemical products to the domestic market. PPQ offers a wide range of products. The majority of PPQ' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2011:							
Sales							
Trade	Ps. -	Ps. 621,678,105	Ps. 128,665,354	Ps. 28,854,514	Ps. 772,965,363	Ps. -	Ps. 1,552,163,336
Intersegment	1,270,839,926	75,154,806	77,479,563	14,583,501	424,517,960	(1,862,575,756)	-
Services income	-	3,619,441	1,082,588	-	47,887,101	(46,323,544)	6,265,586
Cost of sales	264,576,555	943,739,831	200,365,430	45,562,513	1,189,796,549	(1,863,415,339)	780,625,539
Gross income (loss)	1,006,263,371	(243,287,479)	6,862,075	(2,124,498)	55,573,875	(45,483,961)	777,803,383
Total general expenses	28,782,183	46,731,204	10,890,458	10,191,411	45,939,588	(46,156,786)	96,378,058
Operating income (loss)	977,481,188	(290,018,683)	(4,028,383)	(12,315,909)	9,634,287	672,825	681,425,325
Other revenues	23,813,989	173,375,469	330,873	361,886	(1,815,189)	(522,144)	195,544,884
Comprehensive financing result	(70,874,322)	(22,848,216)	3,036,493	(755,810)	(57,485)	(142,046)	(91,641,386)
Interest (paid)	(42,188,969)	(16,635,802)	(5,367,648)	(756,538)	(85,929,986)	88,247,878	(62,631,065)
Interest received	18,121,683	395,051	8,665,856	16,533	90,981,103	(88,389,924)	29,790,302
Exchange (loss) gain	(46,807,036)	(6,607,465)	(261,715)	(15,805)	(5,108,602)	-	(58,800,623)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	39,873	-	(341,562)	-	(92,059,500)	91,564,791	(796,398)
Taxes and duties	871,471,372	-	528,520	10,532	4,005,322	-	876,015,746
Net income (loss)	58,989,356	(139,491,430)	(1,531,099)	(12,720,365)	(88,303,209)	91,573,426	(91,483,321)
Current assets	820,462,659	385,466,859	101,064,011	89,456,812	1,029,275,435	(2,068,255,524)	357,470,252
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	793,092	157,094	3,466,391	-	314,645,188	(306,148,401)	12,913,364
Wells, pipelines, properties, plant and equipment	861,928,356	218,872,735	42,472,947	19,251,120	9,980,522	-	1,152,505,680
Total assets	1,685,887,427	604,779,078	149,301,746	109,586,555	2,004,713,734	(3,020,923,564)	1,533,344,976
Current liabilities	414,738,364	467,072,805	32,253,242	24,776,254	1,375,789,847	(2,061,160,610)	253,469,902
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	659,513,489	(642,928,085)	672,275,110
Reserve for employee benefits	252,290,666	248,626,775	60,481,355	68,344,634	101,273,569	-	731,016,999
Total liabilities	1,343,156,185	756,848,808	100,015,320	93,718,925	2,148,304,286	(2,714,779,419)	1,727,264,105
Equity	342,731,242	(152,069,730)	49,286,426	15,867,630	(143,590,552)	(306,144,145)	(193,919,129)
Depreciation and amortization	83,487,809	9,146,072	3,324,447	1,194,664	600,027	-	97,753,019
Net cost for the period of employee benefits	35,212,980	33,742,361	7,306,891	8,967,083	17,601,889	-	102,831,204
Acquisitions of fixed assets	160,797,360	26,919,019	3,519,963	2,563,207	819,288	-	194,618,837
Year ended December 31, 2010:							
Sales							
Trade	Ps. -	Ps. 533,722,826	Ps. 125,391,708	Ps. 24,738,801	Ps. 592,907,683	Ps. -	Ps. 1,276,761,018
Intersegment	980,603,172	68,864,848	74,064,806	16,587,113	306,866,463	(1,446,986,402)	-
Services income	-	3,469,042	-	-	46,364,151	(44,529,901)	5,303,292
Cost of sales	236,169,274	711,894,429	187,108,924	46,414,268	896,297,562	(1,446,529,412)	631,355,045
Gross income (loss)	744,433,898	(105,837,713)	12,347,590	(5,088,354)	49,840,735	(44,986,891)	650,709,265
Total general expenses	32,370,161	49,435,633	11,143,239	9,906,458	44,703,183	(43,305,943)	104,252,731
Operating income (loss)	712,063,737	(155,273,346)	1,204,351	(14,994,812)	5,137,552	(1,680,948)	546,456,534
Other revenues	(7,137,804)	74,799,496	940,582	315,205	1,102,140	1,565,909	71,585,528
Comprehensive financing result	(20,888,539)	(2,238,951)	2,856,243	(38,918)	8,231,872	108,955	(11,969,338)
Interest paid	(49,690,987)	(5,088,732)	(7,714,889)	(155,553)	(108,655,298)	96,923,377	(74,382,082)
Interest received	13,907,031	1,027,142	10,284,938	175,771	113,664,951	(96,814,422)	42,245,411
Exchange (loss) gain	14,895,417	1,822,639	286,194	(59,136)	3,222,219	-	20,167,333
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	143,187	-	422,515	-	(53,908,778)	54,883,764	1,540,688
Taxes and duties	649,813,771	-	1,651,736	34,562	2,640,580	-	654,140,649
Net income (loss)	34,366,810	(82,712,801)	3,771,955	(14,753,087)	(42,077,794)	54,877,680	(46,527,237)
Current assets	740,040,846	371,822,357	100,395,835	90,172,530	917,048,063	(1,903,569,092)	315,910,539
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	753,219	157,094	1,983,237	-	393,300,226	(385,077,696)	11,116,080
Wells, pipelines, properties, plant and equipment	789,473,758	201,826,731	42,383,097	17,793,522	9,910,793	-	1,061,387,901
Total assets	1,532,989,752	574,161,377	145,041,538	109,125,112	1,878,731,690	(2,844,852,889)	1,395,196,580
Current liabilities	433,338,544	323,872,240	29,850,392	17,323,008	1,294,574,158	(1,891,704,714)	207,253,628
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	561,793,958	(553,222,766)	575,170,797
Reserve for employee benefits	228,029,915	225,323,759	55,740,944	62,105,361	90,165,086	-	661,365,065

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Total liabilities	1,249,247,867	587,354,957	94,353,467	80,046,330	1,955,267,780	(2,459,771,710)	1,506,498,691
Equity	283,741,885	(13,193,580)	50,688,071	29,078,782	(76,536,090)	(385,081,179)	(111,302,111)
Depreciation and amortization	82,244,686	8,906,150	3,531,638	1,165,828	633,479	-	96,481,781
Net cost for the period of employee benefits	38,822,191	38,974,527	7,768,779	10,617,542	18,092,002	-	114,275,041
Acquisitions of fixed assets	176,378,713	24,585,557	3,631,301	2,217,343	1,209,831	-	208,022,745

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2009:							
Sales							
Trade	Ps. -	Ps. 466,238,779	Ps. 111,245,384	Ps. 18,885,357	Ps. 488,260,295	Ps. -	Ps. 1,084,629,815
Intersegment	827,653,321	61,000,823	60,722,516	31,068,976	215,206,070	(1,195,651,706)	-
Services income	-	3,376,277	-	-	43,559,432	(41,644,193)	5,291,516
Cost of sales	220,418,954	615,983,931	164,253,248	58,813,358	696,981,474	(1,195,608,182)	560,842,783
Gross income	607,234,367	(85,368,052)	7,714,652	(8,859,025)	50,044,323	(41,687,717)	529,078,548
Total general expenses	30,868,207	44,330,942	12,441,773	11,396,339	42,425,846	(40,954,107)	100,509,000
Operating income (loss)	576,366,160	(129,698,994)	(4,727,121)	(20,255,364)	7,618,477	(733,610)	428,569,548
Other revenues	(4,554,980)	40,826,235	1,018,719	562,183	1,170,399	746,203	39,768,759
Comprehensive financing result	(27,778,182)	(157,022)	2,748,592	100,489	9,778,256	-	(15,307,867)
Interest paid	(48,698,896)	(10,516,967)	(14,304,400)	(158,862)	(89,050,953)	84,429,983	(78,300,095)
Interest received	8,642,352	10,213,330	17,387,615	239,168	96,255,149	(84,429,983)	48,307,631
Exchange (loss) gain	12,278,362	146,615	(334,623)	20,183	2,574,060	-	14,684,597
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	-	-	524,258	-	(103,506,108)	102,214,622	(767,228)
Taxes and duties	538,596,544	3,309,822	692,647	290,507	3,743,538	-	546,633,058
Net income (loss)	5,436,454	(92,339,603)	(1,128,199)	(19,883,199)	(88,682,514)	102,227,215	(94,369,846)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in the consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

Year ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps. 1,270,854,326	Ps. 703,698,643	Ps. 208,111,307	Ps. 43,445,669	Ps. 1,246,062,596
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)
Total consolidated sales	Ps. 1,270,839,926	Ps. 700,452,352	Ps. 207,227,505	Ps. 43,438,015	Ps. 1,245,370,424
Operating income (loss):					
By segment	981,895,225	(257,569,039)	(1,934,492)	(11,566,865)	10,164,740
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719
Less capitalized refined products	(4,520,495)	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-
Consolidated income (loss)	Ps. 977,481,188	Ps. (290,018,683)	Ps. (4,028,383)	Ps. (12,315,909)	Ps. 9,634,287
Net income (loss):					
By segment	63,410,805	(107,041,786)	562,792	(11,971,321)	(47,528,276)
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719
Less capitalized refined products	(4,520,495)	-	-	-	-
Less equity method for unrealized profits	(7,412)	-	-	-	(40,244,480)
Less amortization of capitalized interest	118,981	-	-	-	-

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Consolidated net income (loss)	Ps. 58,989,356	Ps. (139,491,430)	Ps. (1,531,099)	Ps. (12,720,365)	Ps. (88,303,209)
Assets:					
By segment	1,693,164,429	677,240,386	152,524,413	111,829,414	2,047,840,002
Less unrealized intersegment sales	-	(4,419,930)	(958,022)	(7,654)	8,254,430
Less unrealized gain due to production cost valuation of inventory	(12,523)	(68,041,378)	(2,264,645)	(2,235,205)	(11,136,218)
Less capitalized refined products	(4,520,495)	-	-	-	-
Less equity method for unrealized profits	(7,412)	-	-	-	(40,244,480)
Less amortization of capitalized interest	(2,736,572)	-	-	-	-
Consolidated assets	Ps. 1,685,887,427	Ps. 604,779,078	Ps. 149,301,746	Ps. 109,586,555	Ps. 2,004,713,734
Liabilities:					
By segment	1,343,156,185	756,848,808	100,015,320	93,718,925	2,150,406,420
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	(2,102,134)
Consolidated liabilities	Ps. 1,343,156,185	Ps. 756,848,808	Ps. 100,015,320	Ps. 93,718,925	Ps. 2,148,304,286

Year ended December 31, 2010:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps. 979,563,741	Ps. 605,155,570	Ps. 199,151,783	Ps. 41,305,870	Ps. 946,828,328
Less unrealized intersegment sales	1,039,431	901,146	304,731	20,044	(690,031)
Total consolidated sales	Ps. 980,603,172	Ps. 606,056,716	Ps. 199,456,514	Ps. 41,325,914	Ps. 946,138,297
Operating income (loss):					
By segment	711,060,304	(159,167,274)	590,908	(14,888,786)	3,403,103
Less unrealized intersegment sales	1,039,431	901,146	304,731	20,044	690,031
Less unrealized gain due to production cost valuation of inventory	(154,979)	2,992,782	308,712	(126,070)	1,044,418
Less amortization of capitalized interest	118,981	-	-	-	-
Total operating income (loss)	Ps. 712,063,737	Ps. (155,273,346)	Ps. 1,204,351	Ps. (14,994,812)	Ps. 5,137,552
Net income (loss):					
By segment	33,359,800	(86,606,729)	3,158,512	(14,647,061)	(50,955,049)
Less unrealized intersegment sales	1,039,431	901,146	304,731	20,044	690,031
Less unrealized gain due to production cost valuation of inventory	(154,979)	2,992,782	308,712	(126,070)	1,044,418
Less equity method for unrealized profits	3,577	-	-	-	7,142,806
Less amortization of capitalized interest	118,981	-	-	-	-
Consolidated net income (loss)	Ps. 34,366,810	Ps. (82,712,801)	Ps. 3,771,955	Ps. (14,753,087)	Ps. (42,077,794)
Assets:					
By segment	1,535,841,727	614,173,040	146,170,314	110,618,926	1,869,920,721
Less unrealized intersegment sales	-	(1,173,638)	(74,220)	-	(4,785,455)
Less unrealized gain due to production cost valuation of inventory	-	(38,838,025)	(1,054,556)	(1,493,814)	6,453,618
Less equity method for unrealized profits	3,577	-	-	-	7,142,806
Less amortization of capitalized interest	(2,855,552)	-	-	-	-
Consolidated assets	Ps. 1,532,989,752	Ps. 574,161,377	Ps. 145,041,538	Ps. 109,125,112	Ps. 1,878,731,690
Liabilities:					
By segment	1,249,247,867	587,354,957	94,353,467	80,046,330	1,956,677,742
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	(1,409,962)
Consolidated liabilities	Ps. 1,249,247,867	Ps. 587,354,957	Ps. 94,353,467	Ps. 80,046,330	Ps. 1,955,267,780

Year ended December 31, 2009::	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps. 828,692,752	Ps. 532,690,663	Ps. 172,346,851	Ps. 49,974,377	Ps. 747,745,727
Less unrealized intersegment sales	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Consolidated sales	Ps. 827,653,321	Ps. 530,615,879	Ps. 171,967,900	Ps. 49,954,333	Ps. 747,025,797
Operating income (loss):					
By segment	577,250,612	(85,793,404)	(2,984,902)	(18,867,575)	8,231,066
Less unrealized intersegment sales	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Less unrealized intersegment revenues	154,979	309,350	56,502	2,988	107,341
Less unrealized gain due to production cost valuation of inventory	-	(42,140,156)	(1,419,770)	(1,370,733)	-
Consolidated income (loss)	Ps. 576,366,160	Ps. (129,698,994)	Ps. (4,727,121)	Ps. (20,255,364)	Ps. 7,618,477

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Net income (loss):					
By segment	6,320,906	(48,434,013)	614,010	(18,495,410)	(39,537,286)
Less unrealized intersegment sales	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Less unrealized intersegment revenues	154,979	309,350	56,512	2,988	107,341
Less unrealized gain due to production cost valuation of inventory	-	(42,140,156)	(1,419,770)	(1,370,733)	-
Less equity method for unrealized profits	-	-	-	-	(48,532,639)
Consolidated net income (loss)	Ps. 5,436,454	Ps. (92,339,603)	Ps. (1,128,199)	Ps. (19,883,199)	Ps. (88,682,514)

Supplemental geographic information:

	2011	2010	2009
Domestic sales	**Ps. 779,197,974**	Ps. 683,853,335	Ps. 596,369,519
Export sales:			
United States	**613,805,564**	491,091,912	400,445,291
Canada; Central and South America	**34,921,636**	16,875,503	10,636,415
Europe	**70,567,172**	56,526,837	46,877,837
Other	**53,670,990**	28,413,431	30,300,753
Total export sales	**Ps. 772,965,362**	Ps. 592,907,683	Ps. 488,260,296
Services income	**6,265,586**	5,303,292	5,291,516
Total sales	**Ps. 1,558,428,922**	Ps. 1,282,064,310	Ps. 1,089,921,331

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	2011	2010	2009
Domestic Sales			
Crude petroleum	**Ps. –**	Ps. –	Ps. –
Refined petroleum products and derivatives (gasolines)	**676,407,259**	583,747,164	513,433,566
Gas	**65,847,550**	68,731,777	59,915,812
Petrochemical products	**36,943,165**	31,374,394	23,020,141
Total domestic sales	**Ps. 779,197,974**	**Ps.** 683,853,335	**Ps.** 596,369,519
Export Sales			
Crude petroleum	**Ps. 614,161,757**	Ps. 452,906,600	Ps. 343,930,095
Refined petroleum products and derivatives (gasolines)	**73,015,036**	61,156,894	60,258,367
Gas	**18,182**	401,460	1,023,193
Petrochemical products	**3,231,426**	3,108,686	1,683,653
Sales by subsidiaries to third parties	**82,538,961**	75,334,043	81,364,988
Total export sales	**Ps. 772,965,362**	**Ps.** 592,907,683	**Ps.** 488,260,296

(Figures stated in thousands)

NOTE 20—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, PEP's contribution scheme continues to be established by the *Ley Federal de Derechos* (Federal Duties Law), with the fiscal regime for PEMEX (other than PEP) determined by the *Ley de Ingresos de la Federación* (Federal Revenue Law).

This regime was modified on October 1, 2007, on November 13, 2008 and again on November 27, 2009. In addition, new modifications entered into effect on January 1, 2011, including the following:

i. *Campos marginales*, ("marginal fields"), as defined by the Federal Duties Law or authorized by the SHCP, were added to the "special regime" of taxes consisting of the Special Hydrocarbons Duty, the Additional Hydrocarbons Duty and the Extraction of Hydrocarbons Duty. The taxes applicable to marginal fields vary depending on the level of production of the field, with production above a certain threshold subject to the special regime and production below the threshold subject to the general regime, including the Ordinary Hydrocarbons Duty. The special regime previously applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

ii. In 2011, the list of fields defined as marginal fields was published in a transition law, which provided that the SHCP would authorize any modifications to such list by November 30 of each year for the following fiscal year.

iii. The Additional Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Special Hydrocarbons duty will apply to all production from the Paleocanal de Chicontepec (both segregated and general fields) and the deep waters in the Gulf of Mexico, and to production from marginal fields in excess of an annual "base" level of production.

The fiscal regime for PEMEX for 2011 contemplates the following duties:

(a) *Ordinary Hydrocarbons Duty ("DOSH")*—During 2011 and 2010, the applicable rates of this duty were 72.50% and 73.00%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

(Continued)

(Figures stated in thousands)

During 2011, PEP made daily, weekly and monthly advance payments in the amounts of Ps. 184,499,470, Ps. 184,499,432 and Ps. 363,571,787, respectively, totaling Ps. 732,570,689, which amount was credited to the annual payment of the DOSH. During 2010, PEP made daily, weekly and monthly advance payments in the amounts of Ps. 182,051,780, Ps. 182,051,636 and Ps. 178,669,965, respectively, totaling Ps. 542,773,381, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a "temporary difference," in accordance with FRS D-4. (Not applicable) These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

Production that is subject to the special regime is not subject to the DOSH.

(b) *Hydrocarbons Duty for the Stabilization Fund*—PEP must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(c) *Extraordinary Duty on Crude Oil Exports*—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law U.S. $65 and U.S. $59 during 2011 and 2010, respectively, times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d) *Duty for Scientific and Technological Research on Energy*—During 2011 and 2010, this duty was applied at a rate of 0.50% and 0.40%, respectively, to the value of the extracted production of crude oil and natural gas for the year.

(e) *Duty for Oil Monitoring*—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year.

(Continued)

(Figures stated in thousands)

(f) *Sole Hydrocarbons Duty*—This duty applied in 2010 to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuated between 37% and 57%, depending on the weighted average Mexican crude oil export price. This duty is no longer applicable as of January 1, 2011.

(g) *Extraction of Hydrocarbons Duty*— In 2011 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i. Fields in the Paleocanal de Chicontepec, both as a whole and to the fields that have been segregated under the Federal Duties Law;

ii. The deep waters in the Gulf of Mexico (during 2011, no crude oil or natural gas was produced from such fields); and

iii. The value of the production above a certain threshold from marginal fields, with the base production from these fields subject to the general regime.

In each case, certain deductions are subtracted from the owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h) *Special Hydrocarbons Duty*—This duty was modified effective January 1, 2010 and is applied at a rate between 30% and 36%, to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec and deep waters, as well as to the value of the production above a certain threshold from marginal fields, minus (in each case), certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i) *Additional Hydrocarbons Duty*—This duty is determined by applying a 52% rate to the amount realized in excess of U.S. $63.91 and $60.00 (for 2011 and 2010, respectively) per barrel of crude oil. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. Producer Price Index.

(j) *IEPS Tax*—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

(Figures stated in thousands)

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2011, 2010 and 2009, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, PEMEX recognized in 2011, 2010 and 2009 revenue of approximately Ps. 178,861,838, Ps. 73,582,280 and Ps. 37,247,260, respectively.

(k) *Hydrocarbon Income Tax ("IRP")*—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than PEP, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2011, 2010 and 2009, PEMEX generated an IRP as follows:

	2011		2010		2009	
Current IRP	**Ps.**	**555,333**	Ps.	2,271,848	Ps.	2,464,890
Deferred IRP		**153,136**		187,709		37,761
Total IRP	**Ps.**	**708,469**	Ps.	2,459,557	Ps.	2,502,651

During 2011, Petróleos Mexicanos and the Subsidiary Entities, other than PEP, made daily and weekly payments of Ps. 750,805 and Ps. 750,672, respectively, as determined by the SHCP, for an overall total of Ps. 1,501,477 credited to the annual payment of the IRP. During 2010, the total daily and weekly payments determined by the SHCP were Ps. 1,198,660 and Ps. 1,225,848, respectively, for an overall total of Ps. 2,424,508 credited to the annual payment.

The 2011 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2012, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos must comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos is solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The principal factors generating the deferred IRP are the following:

		2011		2010
Deferred IRP asset:				
Advances from customers	Ps.	**43,948**	Ps.	38,530
Provision for contingencies and others[1]		**442,674**		214,320
Environmental reserve		**5,857**		5,857
Allowance for doubtful accounts		**69,231**		30,882
Allowance for slow moving and obsolete inventory		**79,358**		64,236
Total deferred IRP asset, net		**641,068**		353,825
Valuation reserve		**(40,016)**		-
Deferred IRP asset, net		**601,052**		353,825
Deferred IRP liability:				
Prepaid insurance accrual		**(11)**		(10,681)
Properties, plant and equipment		**(5,985,570)**		(5,574,537)
		(5,985,581)		(5,585,218)
Net long-term deferred IRP liability	Ps.	**(5,384,529)**	Ps.	(5,231,393)

(1) Includes deferred IRP from Petróleos Mexicanos and PGPB.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

		2011		2010		2009
Expected IRP expense (benefit)	**Ps.**	**1,331,719**	Ps.	3,789,806	Ps.	2,880,838
Increase (decrease) resulting from:						
Tax effect of inflation, net		**(1,416,820)**		(1,451,240)		(915,759)
Difference between accounting and tax depreciation		**171,248**		(186,344)		(1,104,432)
Non-taxable loss sharing in subsidiaries, affiliates and others		**14,826**		(15,558)		(430,984)
Non-deductible expenses		**681,254**		189,219		2,066,042
Other, net		**(73,758)**		133,674		6,946
IRP expense	**Ps.**	**708,469**	Ps.	2,459,557	Ps.	2,502,651

(l) *Value Added Tax ("VAT")*—For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m) *Income Tax*—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax liability.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

For the years ended December 31, 2011, 2010 and 2009, the Subsidiary Companies incurred the following income tax expense:

	2011		2010		2009	
Current income tax	Ps.	4,771,594	Ps.	1,629,875	Ps.	1,900,467
Deferred income tax		(1,151,063)		94,931		(144,619)
	Ps.	3,620,531	Ps.	1,724,806	Ps.	1,755,848

The principal factors generating the deferred income tax are the following:

	2011		2010	
Deferred income tax asset:				
Allowances:	Ps.	580,041	Ps.	621,843
Advance payments from clients		16,736		36,759
Losses from prior years		1,056,992		21,691
Non-recoverable accounts		26,390		24,721
Derivative financial instruments		15,065		99,012
Total deferred income tax asset		1,695,224		804,026
Deferred income tax liability:				
Properties, plant and equipment		(1,268,126)		(2,774,652)
Capital leases		(718,189)		-
Other		(542,213)		(13,741)
Total deferred income tax liability		(2,528,528)		(2,788,393)
Net long-term deferred income tax liability	Ps.	(833,304)	Ps.	(1,984,367)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2011	2010	2009
Expected income tax expense	Ps. 3,319,998	Ps. 1,198,550	Ps. 1,837,132
Increase (decrease) resulting from:			
Tax effect of inflation, net	24,352	(34,055)	(80,936)
Difference between accounting and tax depreciation	4,783	216,164	-
Non-deductible expenses	153,856	344,147	-
Others, net	117,542	-	(348)
Income tax expense	Ps. 3,620,531	Ps. 1,724,806	Ps. 1,755,848

NOTE 21—SUBSEQUENT EVENTS:

On January 1, 2012, the *Derecho para regular la exploración y explotación de hidrocarburos* (Tax to regulate the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax") became effective, providing for a tax of 0.03% on the annual value of crude petroleum and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. The Hydrocarbons Exploration Tax for 2012 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March

(Figures stated in thousands)

2013, and the monthly advance payments made during the fiscal year will be credited to that amount.

From January 12, 2012 to March 16, 2012, PMI HBV obtained U.S. $2,694,000 and paid U.S. $2,544,000 under a revolving line of credit.

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

On March 13, 2012, an equity swap expired and was renewed with the same characteristics and conditions. This equity swap will expire on March 13, 2013 (see Note 12(v)).

On March 16, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $115.54 per barrel; this price increased by approximately 9.0% as compared to the average price as of December 31, 2011, which was U.S. $105.96 per barrel.

On March 16, 2012, the Mexican peso-U.S. dollar exchange rate was Ps. 12.6719 per dollar, which represents a 10.4% appreciation in dollar terms as compared to the exchange rate as of December 31, 2011, which was Ps. 13.9904 per U.S. dollar.

Adoption of International Financial Reporting Standards

In January 2009, the *Comisión Nacional Bancaria y de Valores* (National Banking and Securities Commission), adjusted its regulations in order to require Mexican issuers that disclose information through the *Bolsa Mexicana de Valores* (Mexican Stock Exchange), including PEMEX, to adopt International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") beginning in 2012.

In response to these requirements, PEMEX is currently in the process of finalizing its initial statement of financial position as of January 1, 2011 (the "transition date") and its consolidated financial statements as of December 31, 2011 (the "comparative year of adoption") under IFRS, relying for this purpose the IFRSs effective as of that date.

In order to determine its initial statement of financial position and comparative adoption statement of financial position based on IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1"), PEMEX will adjust the amounts previously reported in its financial statements prepared under Mexican FRS. The main effects and changes to accounting policies resulting from the adoption of IFRS are the following:

(a) Optional Exceptions Under IFRS

Exception to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS (or ASC 932, in the case of wells), *provided* that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS, or ASC 932 in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for borrowing costs.

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 "Borrowing Costs" (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively as of the transition date.

Exception for accumulated currency translation effects

IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates," as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for employee benefits

With respect to defined employee benefit plans, IFRS 1 allows entities to avoid retrospective application of IAS 19, "Employee Benefits" for the recognition of actuarial gains and losses. In accordance with this exception, PEMEX has chosen to recognize all cumulative actuarial gains and losses as of the transition date against the initial balance of (accumulated losses) retained earnings under IFRS.

(Continued)

(Figures stated in thousands)

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. In cases where no such legal obligation exists, termination benefits are recognized in the net gain (loss) for the period as they are incurred. Under Mexican FRS, termination benefits are recognized when payment is considered probable based on the historical patterns of severance pay. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

(b) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously made under the entity's previous accounting principles, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

(c) Other policy changes

Recognition of inflationary effects

Beginning with the year 2012, PEMEX's financial information is subject to the provisions of IAS 29, "Financial Reporting in Hyperinflationary Economies." Under this IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

(d) Reconciliation from Mexican FRS to IFRS

The figures presented by PEMEX under IFRS represent PEMEX's best estimates and are subject to adjustment pending the result of the ongoing revision and auditing of the IFRS financial statements. Taking into account the disclosure requirements of INIF 19, *Cambio Derivado de la Adopción de NIIF* (Change Resulting from the Adoption of IFRS) under Mexican FRS, as well as IFRS 1, the following table presents the reconciliation of the main statement of financial position and statement of operations items from Mexican FRS to IFRS as of and for the year ended December 31, 2011:

	As of December 31, 2010					
Consolidated Statement of financial position		**Mexican FRS**		**Adjustments**		**IFRS**
Cash and cash equivalents[(3)]	Ps.	117,100,111	Ps.	(2,564,900)	Ps.	114,535,211

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Wells, pipelines, properties, plant and equipment—Net(1)	1,152,505,680	297,875,479	1,450,381,159
Other Assets—Net(3)	10,455,680	2,564,900	13,020,580
Total Assets	1,533,344,976	297,875,479	1,831,220,455
Reserve for employee benefits(2)	731,016,999	111,940,373	842,957,372
Total liabilities	1,727,264,105	111,940,373	1,839,204,478
Total equity(1)(2)(4)	(193,919,129)	185,935,106	(7,984,023)
Total liabilities and equity	1,533,344,976	297,875,479	1,831,220,455

	For the year ended December 31, 2010		
Statement of Operations	**Mexican FRS**	**Adjustments**	**IFRS**
Cost of sales and operating costs and expenses(1)(2)	Ps. 877,003,597	Ps. (10,883,598)	Ps. 866,119,999
Operating income	681,425,325	10,883,598	692,308,923
Net loss for the year	(91,483,321)	10,883,598	(80,599,723)

(e) Notes to the reconciliation

(1) Wells, pipelines, properties, plant and equipment:

Based on IFRS 1, PEMEX elected to apply the exception for fair value as deemed cost for pipelines, properties, marine platforms and drilling equipment for the initial statement of financial position under IFRS at January 1, 2011. As a result, the net carrying value of these assets increased by Ps. 297,875,479 from the net carrying value under Mexican FRS, with the increase recognized against the initial balance of accumulated losses under IFRS as of the transition date. The aggregate fair value (net of depreciation and amortization) of PEMEX's fixed assets as of the transition date was Ps. 1,450,381,159.

As of December 31, 2011, the net effect of depreciation, amortization and impairment for the year was recognized as a charge of Ps. 23,518,156 in cost of sales and operating costs and expenses, which was offset against wells, pipelines, properties, plant and equipment in the statement of financial position.

(2) Employee benefits:

PEMEX applied the IFRS 1 exception for employee benefits, as described above. As a result, the unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 122,873,108 were recognized against accumulated losses on the initial statement of financial position as of the transition date.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,758 credited to accumulated losses on the initial statement of financial position under IFRS as of the transition date.

(Continued)

As of December 31, 2011, the net effect in the reserve for employee benefits was a decrease of Ps. 8,446,977, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 25,954,777 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,401,754.

(3) Cash and cash equivalents:

Under FRS C-1, "Cash and cash equivalents," restricted cash must be classified as part of cash and cash equivalents on the statement of financial position. However, under IFRS, restricted cash is not considered cash and cash equivalents and is classified under long-term assets. As a result, PEMEX reclassified Ps. 2,564,900 of restricted cash from "cash and cash equivalents" under Mexican FRS to "other assets" under IFRS.

(4) Accumulated currency conversion effect

Under IFRS 1, as of January 1, 2011, PEMEX chose to reduce the cumulative currency conversion effect of Ps. 4,628,672 recognized under FRS to zero, and applied this amount against accumulated losses in the initial statement of financial position. This reclassification did not affect the total value of equity.

(Continued)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	8,500	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Financing services	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	45,518	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	International petroleum products trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	3,823,850	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Oil company	1	50.00	0	6,576,416
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,049,321	3,252,691
Instalaciones Inmobilidarias para Industrias, S.A	Real estate provider	185,629,955	100.00	185,630	1,387,192
Cia. Mexicana de Exploraciones, S.A. de C.V	Geological exploration services	25,333,847	60.00	25,333	738,660
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,500	100.00	5,271	47,320
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	44,585
Other investments		1	0.00	0	1,556,986
Investment Fluctuation Estimate		1	0.00	0	-847,580
TOTAL INVESTMENT IN ASSOCIATES				393,475,358	12,913,364
OTHER PERMANENT INVESTMENTS					0
TOTAL					12,913,364

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

ASSOCIATES

Final Printing

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44								279,808	279,808	279,808	279,808	699,520
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.97								163,800	106,233	33,965	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	31/03/2014	4.50								248,424	248,425	124,213	0	0
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.77								411,481	411,483	411,483	411,482	0
CITIBANK N.A. (1) (8)	YES	03/01/2003	01/10/2012	0.55								26,683	0	0	0	0
CITIBANK N.A. (1) (8)	YES	01/03/2003	01/06/2012	0.75								117,057	0	0	0	0
CITIBANK N.A. (1) (8)	YES	27/08/2002	28/08/2012	0.48								10,588	0	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.80								329,186	329,186	329,186	329,186	493,780
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	0.81								191,002	191,002	191,002	191,002	955,007
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.77								199,863	199,863	99,931	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.96								139,904	279,808	279,808	279,808	1,818,752
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.52								66,675	66,675	33,337	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.79								181,875	90,938	0	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.77								329,186	234,545	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	12/12/2013	0.76								279,808	150,817	0	0	0
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.42								658,372	658,372	658,372	329,186	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.80								576,075	576,075	576,075	288,038	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.79								559,616	559,616	559,616	559,616	2,798,080
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.59								658,372	658,372	658,372	658,372	987,558
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.59								329,186	329,186	329,186	329,186	493,776
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.52								559,616	559,616	279,808	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.40								658,372	658,372	329,186	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	01/03/2017	0.48								46,268	46,268	46,268	46,268	69,402
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	0.80								678,442	678,442	678,442	678,442	2,374,547
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.80								493,779	493,779	493,779	246,889	0
CITIBANK N.A. (1) (8)	YES	11/05/2001	20/12/2012	0.79								419,712	0	0	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	16/06/2014	0.39								493,779	275,693	28,804	0	0
CITIBANK N.A. (1) (8)	YES	30/09/2002	16/12/2013	0.77								419,712	100,451	0	0	0
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.77								26,885	26,885	0	0	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.75								143,720	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.59								3,845	1,922	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.63								279,808	279,808	209,856	69,952	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

AUDITED INFORMATION

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.63								699,520	699,520	699,520	699,520	3,497,600
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								839,424	839,424	839,424	839,424	3,357,696
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								419,712	419,712	419,712	419,712	1,678,848
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								209,856	209,856	209,856	209,856	839,424
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45								279,808	279,808	279,808	279,808	1,678,848
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45								139,904	139,904	139,904	139,904	839,424
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48								168,987	168,987	168,987	168,987	253,480
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45								23,908	23,908	23,908	20,384	10,375
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.59								26,789	26,789	13,395	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.54								176,544	176,544	176,544	176,544	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.43								14,003	14,003	14,003	7,001	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.74								48,876	48,876	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.74								2,776	2,776	1,388	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.80								23,458	23,458	23,458	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.43								41,085	20,542	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	27/10/2013	0.43								9,192	9,192	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.71								27,164	27,164	27,164	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.79								83,462	83,462	83,462	83,462	333,840
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.62								53,031	53,031	10,215	10,215	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.43								99,240	99,240	99,240	99,240	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.43								63,883	63,883	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.74								4,865	4,865	4,865	4,865	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.74								11,912	11,912	5,956	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	0.55								188,210	188,210	188,210	188,210	846,947
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	0.81								114,449	114,449	114,449	114,449	629,470
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.60								83,495	83,495	83,495	83,495	125,242
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.65								14,659	10,349	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.52								39,680	39,680	39,680	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.59								147,609	147,609	147,609	147,609	664,241
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.45								47,495	47,495	23,748	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	0.81								73,494	36,747	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	07/11/2013	0.63								49,999	49,999	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.59								148,407	135,803	80,910	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.75								84,442	84,442	84,442	27,162	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.49								164,593	164,593	164,593	164,593	246,889

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.77								246,889	246,889	246,889	246,889	123,447
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.81								279,808	279,808	279,808	279,808	1,678,848
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.81								279,808	279,808	279,808	279,808	1,678,848
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.81								139,904	139,904	139,904	139,904	839,426
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.79								279,808	279,808	279,808	279,808	1,399,040
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.79								279,808	279,808	279,808	279,808	1,119,232
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.79								139,904	139,904	139,904	139,904	559,616
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.59								246,889	246,889	246,889	246,889	370,334
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.49								30,308	0	0	0	0
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36								67,517	67,517	67,517	2,488	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53								1,058,484	1,058,484	1,058,484	1,058,484	1,587,708
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	29/12/2012	0.63								236,401	0	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.44								33,105	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.54								987,582	987,582	987,582	987,582	4,443,912
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.76								1,049,280	1,049,280	1,049,280	1,049,280	3,147,840
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91								584,341	584,341	584,341	584,342	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00								961	961	504	47	23
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	0.40								279,808	279,808	279,808	279,808	1,399,040
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	0.79								279,808	279,808	279,808	279,808	1,399,040
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								346,280	346,280	346,280	346,280	519,420
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.43								31,190	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.46								241,751	241,751	241,751	241,751	362,626
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	0.45								100,682	100,682	100,682	100,682	151,022
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.42								329,186	329,186	164,593	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.54								493,779	493,779	493,779	493,778	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.79								493,779	493,779	493,779	246,889	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.79								279,808	157,112	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.51								621,796	310,897	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	13/12/2014	0.76								559,616	979,328	979,328	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77								118,542	118,542	118,542	118,542	177,811
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64								139,904	0	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00								257,428	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	15/07/2014	4.79		1,333,333	1,333,333	1,000,000	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55		1,600,000	0	0	0	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
COMMERCIAL BANKS																
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.80		1,200,000	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00		2,000,000	0	0	0	0						
HSBC (6) (11)	NOT APPLIED	22/12/2011	29/12/2016	4.80		0	0	1,166,667	1,166,667	1,166,667						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	0.43								139,904	139,904	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	0.29								0	0	0	0	23,639,935
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	0.29								0	0	0	0	4,340,865
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.20								0	0	3,798,235	0	0
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	0.81								0	0	0	0	2,798,080
CREDIT AGRICOLE CIB (1)(7)	YES	08/08/2011	08/02/2012	1.69								8,394,240	0	0	0	0
CREDIT AGRICOLE CIB (1)(7)	YES	31/08/2011	13/01/2012	1.50								2,098,560	0	0	0	0
CREDIT AGRICOLE CIB (2)(8)	YES	07/09/2011	25/08/2014	6.96								1,844,774	1,832,138	1,838,436	0	0
HSBC (2)(8)	YES	07/09/2011	25/08/2014	6.96								2,184,587	2,169,611	2,177,096	0	0
NATIXIS (2)(8)	YES	07/09/2011	25/08/2014	6.96								825,287	819,627	822,458	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00		36,107	0	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.30								19,236,800	19,236,800	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00								213,932	0	0	0	0
BANAMEX (1)(7)	YES	11/05/2011	07/05/2021	5.28								30,010	60,134	48,762	51,400	330,767
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00								353,491	353,491	353,491	353,491	2,356,606
COPFS (1) (8)	YES	01/02/2005	31/03/2015	0.43								12,785,613	5,932,075	2,929,011	763,852	4,788
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96								108,466	90,145	97,537	129,216	439,152
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96								94,586	78,609	85,056	112,680	382,955
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00								108,653	89,116	96,462	129,419	484,099
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00								94,667	89,116	96,462	115,434	484,099
TOTAL BANKS					0	6,169,440	1,333,333	2,166,667	1,166,667	1,166,667	0	73,632,554	53,704,068	32,280,324	17,919,746	81,911,325

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.80		0	0	0	7,959,780	0						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	14/03/2011	08/03/2016	4.79		0	0	0	0	10,000,000						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	27/09/2011	10/04/2017	4.80		0	0	0	0	7,000,000						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.80		0	0	8,500,000	0	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	01/12/2011	24/11/2021	7.65		0	0	0	0	10,000,000						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10		0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20		0	0	0	0	3,766,688						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	27/09/2011	20/09/2021	3.55		0	0	0	0	3,065,216						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.80		12,500,000	0	0	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.80		0	0	10,000,000	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.42		0	12,487,400	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91		0	0	0	9,500,000	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15		0	0	0	0	7,500,000						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00		0	0	0	0	14,606,295						
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00		1,491,119	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50								0	0	7,459,950	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78								0	0	0	0	3,631,900
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50								0	0	0	0	18,159,500
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	18,159,500
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50								0	0	0	0	5,439,000
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25								0	0	0	0	7,609,875
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	3,261,375	0	0	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50								0	5,435,625	0	0	0
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63								0	0	0	0	13,990,400
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75								0	0	0	3,286,555	0
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	5,108,385	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00								0	0	0	0	13,990,400
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00								0	0	0	0	27,980,800
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50								0	0	0	0	34,976,000
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75								0	0	0	0	20,857,840
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75								0	0	0	0	13,959,621

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

AUDITED INFORMATION

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	2,241,892
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	133,930
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2042	6.63								0	0	0	0	13,990,400
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50								0	0	0	0	41,971,200
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88								0	0	0	20,985,600	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	3,158,920
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50								0	0	0	0	1,097,939
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50								0	0	0	0	332,272
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63								0	0	0	0	6,949,032
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63								0	0	0	0	24,483,200
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,500,764
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,702,044
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	130,740
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.53								9,613,377	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38								0	0	0	0	15,435,575
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25								0	9,079,750	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.80								0	174,880	699,520	1,573,920	3,847,360
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.82								466,347	1,095,915	746,155	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00								6,592,145	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.33								0	0	0	0	11,603,200
INT DEV NO PAG	NOT		31/12/2011	0.00								32,467	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	13,991,119	12,487,400	18,500,000	17,459,780	65,938,199	0	16,704,336	19,047,545	14,014,010	25,846,075	307,333,304

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Proveedores	NOT APPLIED					53,313,171	0	0	0	0						
TOTAL SUPPLIERS					0	53,313,171	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED					0	0	0	0	0						
	NOT											0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
otros pasivos	NOT APPLIED					23,888,823						0				
TOTAL					0	23,888,823	0	0	0	0	0	0	0	0	0	0
TOTAL					0	97,362,553	13,820,733	20,666,667	18,626,447	67,104,866	0	90,336,890	72,751,613	46,294,334	43,765,821	389,244,629

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.99040
(2) EUROS	EUR	18.15950
(3) JAPANESE YEN	JPY	0.18130
(4) SWISS FRANCS	CHF	14.91990
(5) STERLING POUND	GBP	21.74250
(6) PESOS		1.00000
(7) UDIS	UDI	4.69132

TYPE OF RATE

(7) FIXED RATE

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2011**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**14,797,438**	**207,022,082**	**829,596**	**11,606,383**	**218,628,465**
LIABILITIES POSITION	**46,704,226**	**653,410,808**	**10,516,412**	**147,128,815**	**800,539,623**
SHORT-TERM LIABILITIES POSITION	15,499,803	216,848,448	2,254,232	31,537,610	248,386,058
LONG-TERM LIABILITIES POSITION	31,204,423	436,562,360	8,262,180	115,591,205	552,153,565
NET BALANCE	**-31,906,788**	**-446,388,726**	**-9,686,816**	**-135,522,432**	**-581,911,158**

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.9904
JAPANESE YENS	JPY	0.1813
STERLING POUNDS	GBP	21.7425
EUROS	EUR	18.1595
SWISS FRANC	CHF	14.91990
CANADIAN DOLLAR		13.72280

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBE	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,595	98.30
Gas production (MMcfpd)		6,703	98.40
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,690	69.50
Cadereyta		275	62.80
Madero		190	62.50
Minatitlán		335	45.50
Salamanca		245	70.30
Salina Cruz		330	84.90
Tula		315	88.60
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	76.50
Cactus		1,960	86.50
Nuevo Pemex		880	77.00
Ciudad Pemex		1,290	66.20
Matapionche		109	40.90
Poza Rica		230	62.60
Arenque		34	88.00
PETROCHEMICALS		0	0.00
Production capacity (Tt)**		10,276	79.40
Cangrejera		4,328	77.70
Cosoleacaque		2,150	94.30
Escolín **		55	0.00
Independencia		222	71.70
Morelos		2,286	83.90
Pajaritos		1,180	58.10
Tula **		55	0.00
Petrochemical products distribution center (Tt)		188,872	81.00

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2011, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	201	79,124,666	100.00		CFE
DIESEL	384	166,211,583	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	286	57,936,253	0.00		DISTRIBUIDORES
Magna Gasoline	739	300,939,414	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	60	27,518,369	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	56	31,540,698	100.00		ASA
Other refined products	63	13,136,277	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	1,256	5,956,034	79.00		
Ethane Derivatives (B)	1,172	16,619,617	40.00		
Aromatics & Derivatives (C)	265	4,386,986	37.00		
Propylene & Derivatives (D)	70	5,454,507	55.00		
Other petrochemical products (E)	1,461	4,526,020	0.00		
Dry gas	3,385	65,847,550	0.00		(F)
FOREIGN SALES					
Crude oil (Tbd)	1,338	614,161,758	0	(H)	(I)
Refined Products (Tbd)	177	73,745,816	0.00		(G)
Petrochemical Products (Tt)	443	2,518,827	0		(G)
Marginal effect from Subsidiary Companies' sales	0	82,538,961	0		
Services Income	0	6,265,586	0		
TOTAL		**1,558,428,922**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,338	614,161,758		(H)	(I)
Refined Products (Tbd)	177	73,745,816			(G)
Petrochemical Products (Tt)	443	2,518,827			(G)
Marginal effect from Subsidiary Companies' sales	0	82,538,961			
Services income	0	6,265,586			
FOREIGN SUBSIDIARIES					
TOTAL		779,230,948			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2011 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).
(G) PEMEX's PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
(H) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-DEC 2011): 81.85% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE THE REMAINING 9.8% WAS DISTRIBUTED TO EUROPE, 2.9%, TO THE REST OF THE AMERICAN CONTINENT AND 5.5% TO THE FAR EAST.
(I) IT IS ESTIMATED THAT PEMEX's PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FOURTH QUARTER OF YEAR 2011 WAS 3.3%.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

AS OF JANUARY 1°, 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERRED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	280,787,159
TOTAL			0	0	0	0	0	280,787,159

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations related to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

Petróleos Mexicanos and the subsidiary entities follow the strategy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows related to their liabilities.

Finally, the P.M.I. Group has implemented a regulatory framework for risk management which consists of procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as the generation of a periodic portfolio risk report for risk takers and management. In addition, the PMI Group also has its own risk management subcommittee which supervises DFIs trading.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemicals has been required to trade LPG under a price scheme imposed by the Mexican Government. Through this scheme LPG's sales price is fixed throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and 2011, PEMEX did not enter into any DFIs to mitigate risks associated with the purchase and sale of propane although periodic analysis are carried out to define an optimum strategy to be implemented for specific periods of time.

P.M.I. Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not carry out any hedging transaction associated with its crude oil production for the years 2007 to 2011.

Foreign Exchange Rate Risk

Most of PEMEX's debt is denominated in U.S. dollars or pesos. However, PEMEX's financing includes currencies other than these former two. Derived from PEMEX's flows profile explained above, fluctuations in such currencies can increase our cost of funding.

Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. For non-U.S. dollar and peso issuances, PEMEX, as a strategy, swaps this debt into U.S. dollars except for debt denominated in UDIs, which is swapped into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies different from pesos and U.S. dollars. Since 1991, PEMEX has entered into cross-currency swaps to hedge its debt against movements in exchange rates.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs).

Most of PEMEX's cross-currency swaps are plain vanilla, except for two swaps entered into in 2002 and 2004 to hedge exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are denoted as extinguishing and were obtained in order to be able to hedge long-term obligations. The main characteristic of extinguishing swaps consists of the early termination linked to a well-defined set of credit default events of the DFI, without any payment obligation by either party.

Interest Rate Risk

Given the debt profile described above, PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. The main exposure observed is to U.S. dollar LIBOR interest rate and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has promoted a natural mix, to maintain a healthy proportion between fixed and floating rate instruments in its debt portfolio.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors its counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, PEMEX has entered into DFIs mostly with major financial institutions and aims to maintain a diversified portfolio.

During 2009, PEMEX has entered into various long term cross-currency swaps agreements with recouponing provisions for hedging purposes, thereby limiting PEMEX's exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the pre-specified thresholds were reached in seven and four cross-currency swaps, respectively, used to hedge exposure to the euro and pound sterling. This resulted in the cash settlement of such swaps and the replacement with new swaps at market terms, thereby reducing our credit risk to our counterparties.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they are related to.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on the Repsol shares.

Between July and September 2011, PEMEX through its affiliate P.M.I. Holding B.V., acquired 57,204,240 public shares of Repsol YPF. In order to protect that investment, the company entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated to this transaction was hedged with euro-dollar forwards maturing in 2012, 2013 and 2014.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Finally, the PMI Group protected its investment in shares of Repsol YPF entering into an options structure consisting of a long put, a short call and a long call.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("NIF C-10"), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of NIF C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of December 31, 2011 and 2010, the net fair value of PEMEX's DFIs was Ps. 6,123,733 and Ps. 8,860,754, respectively. The net fair value of PEMEX's DFIs as of December 31, 2010 included Ps. (232,378) related to the net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss. As of December 31, 2011, PEMEX did not have any DFIs designated as cash flow hedges.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

For the year ended December 31, 2010, a net loss of Ps. 22,987 was reclassified from other comprehensive loss into the interest expense component of CFR. For the year ended December 31, 2011, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

For the years ended December 31, 2011 and 2010, PEMEX recognized a net loss of Ps. 1,317,235 and Ps. 1,236,755, respectively, in CFR with respect to DFIs treated as non-hedges. These amounts include the effect in net loss of the changes in the fair value of DFIs treated as non-hedges of Ps. 2,378,555 and Ps. 1,895,731 for the years ended December 31, 2011 and 2010, respectively.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in CFR, corresponding to its embedded derivative related to the Repsol shares it purchased in 2011.

As of December 31, 2011 and 2010, in accordance with NIF C-10, PEMEX recognized several agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos as of December 31, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Interest Rate Swaps	Hedging	8,700,000	TIIE 28d = 4.8035%	TIIE 28d = 4.7843%	(760,027)	(788,640)	1,200,000	7,500,000	0	0	0	0	0
Currency Swaps	Hedging	115,857,891	MXN = 13.9904 1/EUR = 1.2961 1/GBP = 1.5543 JPY = 76.913 UDI = 4.6898 CHF = 0.9381 Exchange rates against US dollar.	MXN = 13.4217 1/EUR = 1.3388 1/GBP = 1.5584 JPY = 77.063 UDI = 4.5896 CHF = 0.9082 Exchange rates against US dollar.	2,460,667	2,552,540	1,151,831	19,781,307	10,644,664	1,151,831	721,359	82,406,899	0
Currency Swaps with credit linked options	Hedging	17,765,731	1/EUR = 1.2961 JPY = 76.913 Exchange rates against US dollar.	1/EUR = 1.3388 JPY = 77.063 Exchange rates against US dollar.	2,407,017	2,145,442	0	0	0	0	14,389,126	3,376,605	0

TABLE 1

Equity Derivatives

(in shares, except as noted, as of December 31, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 23.735 Euro share price.	Repsol YPF = 19.98 Euro share price.	1,520,056	(2,038,821)	58,679,799	0	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2011)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[(1)]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Long Swaps	Trading	29,306,932	3.25	3.77	(608,607)	(1,101,931)	26,070,628	2,814,654	279,150	114,000	28,500	0	0
Short Swaps	Trading	(29,311,925)	3.25	3.77	629,393	1,118,967	(26,073,621)	(2,816,654)	(279,150)	(114,000)	(28,500)	0	
European Call Long	Trading	5,774,694	3.25	3.77	6,271	20,457	2,818,604	1,420,626	1,162,564	250,500	122,400	0	
European Call Short		(5,780,994)			(6,272)	(20,462)	(2,824,904)	(1,420,626)	(1,162,564)	(250,500)	(122,400)	0	

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(in thousands of pesos, except as noted, as of December 31, 2011)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (2)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Futures	Hedging	(3.6)	1.571	1.380	(112,897)	193,048	(3.6)	0	0	0	0	0	0
Over The Counter Swaps	Hedging	(3.3)	1.381	1.297	(71,472)	124,573	(3.3)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(0.6)	1.349	1.244	(23,473)	19,082	(0.6)	0	0	0	0	0	0

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission or "CNBV"), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs or IFRS", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the IFRS, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Standards" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law or "LGCG") is effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law.. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* ("National Counsel for Accounting Harmonization" or "CONAC") was created and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the LGCG and the IFRS, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3") as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The Finance Process is highlighted within this Platform, one of the processes that constitute the Processes Institutional Catalogue of PEMEX, and which is the central core for implanting P3 in the technological platform denominated Basis Technological Platform (PTB), in an "Enterprise Resource Planning" (ERP) transactional system.

In accordance with the above, PEMEX requires to device a project that leads to the implementation of a technological solution that supports the financial activities throughout all of its value chain, under the principle of incorporating leading business practices, which allow access to a flexible, swift and efficient process.

The technological solution is going beyond towards adopting a new system with the latest technology used by the worldwide most important corporations. The project is an opportunity to transform PEMEX's financial transactions and have a competitive model in the domestic and international markets.

It is important to highlight that Petróleos Mexicanos is still performing the necessary activities in order to comply in a timely fashion with the scheduled date for starting the system operations, procedures and financial registries in accordance with the provisions of the IFRS and the LGCG.

It should be highlighted that among the main impacts in systems and procedures that PEMEX shall withstand due to the adoption of the IFRS, are those related to fixed assets and the valuation of inventories using absorbing costs. Currently, we have finished identifying, segregating fixed assets components and determining fixed assets fair value. These works have been performed by PEMEX´s expert technicians in the administration and maintenance of fixed assets, as well by Instituto Mexicano del Petróleo experts; in order Values and useful life related to depreciation, will be adjusted in accordance to the provisions of IFRS 1 "First Time Adoption of the International Regulations of Financial Information" and of NIC 16 "Properties, Plant and Equipment". We highlight the fact that breaking down properties plant and equipment by components and determining their useful life and value to PEMEX's plant and equipment has been a complex process, given the characteristics and volume of fixed assets PEMEX has.

In connection with the valuation of inventories, as a result of the amendments to Mexican FRS-C4 "Inventories", which became effective for fiscal year 2011 PEMEX is performing the corresponding adjustments to its systems in order to comply with inventories valuation being made using absorbing costs; however, there will be adjustments to inventories valuation under IFRS as a result of the fair value adjustment of its productive assets.

In December, 2010, the Corporate Direction of Information Technologies and Business Processes of Petróleos Mexicanos, determined that the technological platform, base for the development of the solutions supporting P3, will be SAP. On the same hand the bidding process for contracting the consulting services for the development of the solution for the standardization of the financial process in PEMEX, the adoption of the IFRS and the changes in NG. The winner consulting firms of the bidding process were Accenture, S.C. and Mancera, S.C.

On January 4, 2011, the corresponding contract with the above mentioned consulting firms was executed and the works to comply with the requirements of the LGCG, the CONAC and the CNBV began.

Currently, PEMEX's personnel in conjunction with the consultant firms Accenture S.C. and Mancera, S.C. is working on an alternative plan, which implies developing a temporary solution based on an automated application that allows to determine and apply the necessary adjustments to the final balances under NG, in order to attain financial information in accordance to the provisions of the IFRS. This temporary solution is expected to be completed by the end of 2011.

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Ignacio Quesada Morales Chief Financial Officer Mauricio Abraham Galán Ramírez Corporate Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control Francisco Javier Torres Suárez Accounting Manager Benjamín García Medina Advisor of the Deputy Direction of Accounting, Fiscal and Financial Control Gerardo Estrada Galván Competition Center Manager
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control

	Name
Firm of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Firms of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Accenture, S.C. and Mancera, S.C.

a) Training

According with the Time Frame Activities described below, the implementation process of the IFRS will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- Strategies for Administration Change;
- Functionality Solutions of IFRS, in:
  - ("SAP") and associated modules
  - Oracle – Hyperion

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under IFRS:

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Jan 4, 2011		Dec 31, 2011	
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Jan 4, 2011		Dec 31, 2011	
Personnel responsible for the preparation and presentation of financial information under IFRS: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Jan 4, 2011		Jan 20, 2012	
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Jan 4, 2011		Jan 13, 2012	

The official initial works of the project was made on March 29, 2011 in a meeting presided by Juan José Suárez Coppel, our CEO, and the attendance of the Corporate Directors, Directors General of our Subsidiary Entities and Subsidiary Companies and the representatives of the financial, operative and TI areas to emphasize the importance of this project.

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the IFRS:

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.	Nov 14, 2011	Apr 27, 2012	Jan 20, 2012 Jan 20, 2012 Jan 20, 2012 Jan 20, 2012	
Others (detail): During the development of the implementation process of the IFRS, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 27, 2012		

b) Time Frame Activities

PEMEX is carrying out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the IFRS, and be able to disclose, in a timely fashion, to the CNBV, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The Project is being developed through the following stages:

Diagnostic:

- Project planning to adopt the IFRS.
- Training on IFRS.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with IFRS.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of IFRS and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact on the systems.
- Preliminary study of the probable economic impact by the adoption of the IFRS.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the IFRS and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and IFRS.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the IFRS and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).

- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of IFRS and changes in NGs.
- Consolidated system for NGs and IFRS.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of IFRS.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

It is important to highlight that PEMEX decided to carry out tasks in a parallel to build a solution, that allows to comply with IFRS through the applictation of adjustments to the NGs final balances, to attain financial data in accordance with the provisions of the IFRS . based on the work and conclusions arrived to during the Diagnostic Stage of this project.

Dates disclosed in this report are those related to the IFRS temporary solution that is being developed to comply with the CNBV requirements.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
- Temporary solution
  - Simulation of the IFRS temporary solution December 31, 2011
  - Correction of observations adjustments — March 16, 2012
  - IFRS temporary solution — March 2, 2012
- Homologated solution
  - IFRS and NGs definitive solution — August 2, 2012
  - Production costs system — August 2, 2012
  - Integral costs system — August 2, 2012
  - Disclosures and other accounting aspects — September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Jan 4, 2011	Jan 4, 2011		28-Feb-2011	100% (one hundred per cent)	
2.Design and communication of the disclosure and training Plan.	Jan 4, 2011	Jan 4, 2011		Jun 17, 2011	100% (one hundred per cent)	
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

We have held meetings to obtain all of the information of current status (As Is) of accounting policies, the system supporting operation and records and to identify available data. As a result we have determined the existent gap in comparison with future condition (To Be) and identifying impact and effort as a result of the adoption of IFRS.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Jan 4, 2011	Jan 4, 2011		Jun 17, 2011	100% (one hundred per cent)	
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Jan 4, 2011	Jan 4, 2011		Jun 17, 2011	100% (one hundred per cent)	
3. Definition of new accounting policies according with different alternatives contemplated by IFRS.	Feb 28, 2011	Feb 28, 2011		Dec 31, 2012	100% (one hundred per cent)	
4. Evaluation of the impacts in the information systems, internal control, etc.	Feb 28, 2011	Feb 28, 2011		Aug 31, 2011	100% (one hundred per cent)	
5. Identification and evaluation of elements that affect development measures of the issuer (financial ratios, etc.).	Feb 28, 2011	Feb 28, 2011	Apr 15, 2012		15% (fifteen per cent)	
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to IFRS, as well as possible violations to commitments or covenants.	Feb 28, 2011	Feb 28, 2011	Apr 15, 2012		75% (seventy five per cent)	
7. Detail of additional disclosures in the notes	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		90% (ninety per cent)	Under review of our external

PETRÓLEOS MEXICANOS

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Audited

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
of the financial statements for implementation of IFRS.						auditor.

Stage 3. Implementation and parallel elaboration of financial reports under IFRS and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under IFRS, both for the information flow and for the preparation process of such financial statements.	Feb 28, 2011	Feb 28, 2011	March 30, 2012		85% (eighty five per cent)	The short term solution is foreseen for March, 2012 and to get into production in the same month.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by IFRS.	Feb 28, 2011	Feb 28, 2011		Dec 31, 2011	100% (one hundred per cent)	
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to IFRS.	Feb 28, 2011	Feb 28, 2011	March 31, 2012		50% (fifty per cent)	
4. Preparation of the opening balance under IFRS, and reconciliation of financial results and consolidated equity against IFRS.	Feb 28, 2011	Feb 28, 2011	March 31, 2012		75% (seventy five per cent)	
5. Design and adaptation of the quality control procedures in the financial information in order to guarantee its reliability.	Apr 4, 2011	Apr 4, 2011	March 31, 2012		50% (fifty per cent)	These products will be obtained in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the IFRS, and according to the above, the stages related to implementation have not concluded yet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Mauricio Alazraki Pfeffer
Deputy Director of Treasury

Date: 04/06/2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.